BMO Financial Group Reports Second Quarter 2025 Results

REPORT TO SHAREHOLDERS

BMO’s Second Quarter 2025 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2025, is available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights

Second Quarter 2025 compared with Second Quarter 2024:

•	Reported net income[1] of $1,962 million, compared with $1,866 million; adjusted net income[1] of $2,046 million, compared with $2,033 million

•	Reported earnings per share (EPS)[2] of $2.50, compared with $2.36; adjusted EPS[1,2] of $2.62, compared with $2.59

•	Provision for credit losses (PCL) of $1,054 million, compared with $705 million

•	Reported return on equity (ROE) of 9.4%, compared with 9.9%; adjusted ROE[1] of 9.8%, compared with 10.9%

•	Common Equity Tier 1 (CET1) Ratio[3] of 13.5%, compared with 13.1%

•	Declared a quarterly dividend of $1.63 per common share, an increase of $0.08 or 5% from the prior year and $0.04 or 3% from the prior quarter

Year-to-Date 2025 compared with Year-to-Date 2024:

•	Reported net income[1] of $4,100 million, compared with $3,158 million; adjusted net income[1] of $4,335 million, compared with $3,926 million

•	Reported EPS[2] of $5.34, compared with $4.08; adjusted EPS[1,2] of $5.66, compared with $5.14

•	PCL of $2,065 million, compared with $1,332 million

•	Reported ROE of 10.0%, compared with 8.5%; adjusted ROE[1] of 10.6%, compared with 10.7%

Toronto, May 28, 2025 – BMO Financial Group (TSX:BMO) (NYSE:BMO) today announced financial results for the second quarter ended April 30, 2025. Reported net income was $1,962 million and reported EPS was $2.50, an increase from $1,866 million and $2.36 in the prior year. Adjusted net income was $2,046 million and adjusted EPS was $2.62, an increase from $2,033 million and $2.59 in the prior year.

“This quarter, we delivered strong revenue and pre-provision, pre-tax earnings growth across each operating group and ongoing positive operating leverage. Impaired credit provisions moderated again this quarter as expected, while we bolstered performing allowances. We’re executing against our plan to rebuild return on equity, including actions to optimize our balance sheet and invest for growth,” said Darryl White, Chief Executive Officer, BMO Financial Group.

”We’re supporting our clients through the current environment from a position of strength. Our robust capital position enables us to return capital to shareholders through buybacks and higher dividends, and provides resilience for a range of economic outcomes as we help our clients and the communities we serve make real financial progress,” concluded Mr. White.

Concurrent with the release of results, BMO announced a third quarter 2025 dividend of $1.63 per common share, an increase of $0.08 or 5% from the prior year, and an increase of $0.04 or 3% from the prior quarter. The quarterly dividend of $1.63 per common share is equivalent to an annual dividend of $6.52 per common share. During the quarter, we purchased for cancellation 7 million common shares under the normal course issuer bid.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

BMO Financial Group Second Quarter Report 2025 1

Enhanced Disclosure Task Force

Disclosures related to recommendations from the Financial Stability Board’s Enhanced Disclosure Task Force (EDTF) to provide high-quality, transparent risk disclosures are detailed in the index below, as presented in BMO’s 2024 Annual Report, the Second Quarter 2025 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI, is not and should not be considered incorporated by reference into our Second Quarter 2025 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2024 Annual Report	Q2 2025
			RTS	SFI	SRCI
General	1. Risk-related information in each report, including an index for easy navigation	68-109	3	Index	Index
	2. Risk terminology, measures and key parameters	72-109, 117-119	31	-	-
	3. Top and emerging risks	68-70	5, 31	-	-
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	62	17-18	-	-
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	72-76	-	-	-
	6. Risk culture, risk appetite and procedures to support the culture	76	-	-	-
	7. Risks that arise from business models and activities	74-75	-	-	-
	8. Stress testing within the risk governance and capital frameworks	76	-	-	-
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	60-63	-	-	5-6, 15
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	63-64	18	-	5-7, 17-18
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital	-	-	-	8
	12. Capital management and strategic planning	59, 65-66	-	-	-
	13. Risk-weighted assets (RWA) by operating group	64	-	-	16
	14. Analysis of capital requirements for each method used in calculating RWA	63-64, 77-80	-	-	16, 22-49, 55-67, 84-89
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	-	-	-	22-49, 51-67, 87-89
	16. Flow statement that reconciles movements in RWA by risk type	-	-	-	50, 83
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	103-104	-	-	90
Liquidity	18. Management of liquidity needs, and liquidity reserve held to meet those needs	91-97	35, 38	-	-
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	93	36	45	-
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	98-99	40-41	-	-
	21. Analysis of funding sources and funding strategy	94-95	36-37	-	-
Market Risk	22. Linkage of trading and non-trading market risk to the Consolidated Balance Sheet	89	33	-	-
	23. Significant trading and non-trading market risk factors	85-89	34	-	-
	24. Market risk model assumptions, validation procedures and back-testing	85-89, 104	-	-	-
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	85-89	33-34	-	-
Credit Risk	26. Analysis of credit risk profile, exposure and concentration	77-84, 148-155	14-15, 51-56	25-42	16-81
	27. Policies to identify impaired loans and renegotiated loans	148-150, 155	-	-	-
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	83,151	15, 51-53	-	-
	29. Counterparty credit risk arising from derivative transactions	77-78, 84, 167-168	-	-	55-73
	30. Credit risk mitigation	77-78, 150, 159, 200-201	-	-	21, 51-52, 68
Other Risks	31. Discussion of other risks	72-74, 100-109	-	-	-
	32. Publicly known risk events involving material or potentially material loss events	100-109	-	-	-

2 BMO Financial Group Second Quarter Report 2025

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at May 27, 2025 for the period ended April 30, 2025. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2025, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2024, and the 2024 annual MD&A, contained in Bank of Montreal’s 2024 Annual Report.

The 2024 annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website, together with other disclosure materials, including interim filings, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

Table of Contents

4	Caution Regarding Forward-Looking Statements
5	Economic Developments and Outlook
6	Financial Highlights
7	Non-GAAP and Other Financial Measures
12	Foreign Exchange
12	Net Income
13	Revenue
14	Total Provision for Credit Losses
15	Impaired Loans
15	Non-Interest Expense
16	Provision for Income Taxes
16	Balance Sheet
17	Capital Management
20	Review of Operating Groups’ Performance
	20	Personal and Commercial Banking (P&C)
	21	Canadian Personal and Commercial Banking (Canadian P&C)
	23	U.S. Personal and Commercial Banking (U.S. P&C)
	25	BMO Wealth Management
	26	BMO Capital Markets
	28	Corporate Services
29	Summary Quarterly Earnings Trends
30	Transactions with Related Parties
30	Off-Balance Sheet Arrangements

30	Accounting Policies and Critical Accounting Estimates and Judgments
	30	Allowance for Credit Losses
31	Future Changes in Accounting Policies
31	Other Regulatory Developments
31	Risk Management
	31	Top and Emerging Risks That May Affect Future Results
	31	Real Estate Secured Lending
	33	International Exposures
	33	Market Risk
	34	Insurance Market Risk
	35	Liquidity and Funding Risk
	37	Credit Ratings
42	Glossary of Financial Terms
44	Interim Consolidated Financial Statements
	44	Consolidated Statement of Income
	45	Consolidated Statement of Comprehensive Income
	46	Consolidated Balance Sheet
	47	Consolidated Statement of Changes in Equity
	48	Consolidated Statement of Cash Flows
	49	Notes to Interim Consolidated Financial Statements
68	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2025, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2025, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Second Quarter Report 2025 3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2025 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, the appeal of favourable outcomes and our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report, and the Risk Management section in our Second Quarter 2025 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2024 Annual Report, as updated in the Economic Developments and Outlook section in our Second Quarter 2025 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2024 Annual Report, as updated in the Allowance for Credit Losses section in our Second Quarter 2025 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

4 BMO Financial Group Second Quarter Report 2025

Economic Developments and Outlook (1)

The ongoing change in U.S. trade pronouncements has created a heightened sense of uncertainty that is impacting both Canada and the United States by depressing confidence and slowing consumer spending and business investment. New U.S. tariffs on imported motor vehicles, steel, aluminum and goods that are not compliant with the Canada-United States-Mexico Agreement (CUSMA) will likely cause Canadian exports to decline for a couple of quarters. The ultimate impact on economic growth in both countries will depend on the level and duration of tariffs and the outcome of trade negotiations.

Canada’s real gross domestic product (GDP) growth is expected to moderate to an annualized rate of 1.5% in the first quarter of 2025 from 2.6% in the fourth quarter of 2024, before further contracting moderately in the second and third quarters. Annual real GDP growth in 2025 is anticipated to slow to 1.0% from 1.5% in 2024, before picking up to 1.2% in 2026. Assuming agreements relating to future trade policies can be reached between the Canadian and U.S. governments, economic growth is projected to turn positive later in 2025 and improve further in 2026. The recovery would be supported by the easing of trade tensions, lower interest rates, a low-valued currency and expansionary fiscal policies. Employment rose modestly in April 2025 and grew a healthy 1.2% year-over-year. The unemployment rate has risen from 6.2% to 6.9% over the past year, entirely due to rapid labour force growth, which is now slowing due to a sizeable reduction in immigration. The expected near-term contraction in real GDP could lift the jobless rate to 7.7% by the end of the year, before declining in 2026 on firmer economic activity. Consumer price index inflation has fluctuated widely, reflecting temporary changes in sales taxes, but remains low at 1.7% year-over-year in April 2025. Retaliatory tariffs applied to some U.S. imports will temporarily lift inflation, but the annual rate is still expected to average 2.0% in 2025 and 2026, in line with the Bank of Canada’s medium-term target. After reducing the policy rate by 225 basis points since last summer, the Bank of Canada held interest rates steady in April 2025, adopting a more cautious stance due to tariff-related uncertainty surrounding both inflation and growth. We anticipate the central bank will reduce the policy rate three more times in 2025 by a total of 75 basis points to address a weaker economy. Industry-wide growth in residential mortgage balances improved to 4.5% year-over-year in March 2025. However, economic uncertainty related to the trade war has already contributed to a sharp reversal in home sales this year, and growth is projected to slow for the remainder of the year, before improving in 2026 as housing market activity responds to a firmer economy and lower borrowing costs. Year-over-year growth in consumer credit (excluding mortgages) held firm at 4.1% in March 2025, but is anticipated to decelerate as a result of rising unemployment. Industry-wide growth in non-financial corporate credit balances strengthened to 3.5% year-over-year in March 2025, but balances are expected to decline modestly in the remainder of the year due to a contraction in business investment. The Canadian dollar is projected to remain weak in 2025, reflecting the low interest rate environment and economic concerns.

The U.S. economy lost momentum early this year due to trade policy uncertainty and still-elevated interest rates. Real GDP contracted 0.3% annualized in the first quarter of 2025 after growing 2.4% in the fourth quarter of 2024, as businesses rushed to import products, supplies and equipment ahead of pending tariffs. A sharp increase in the average effective tariff on U.S. imports will depress activity in the second quarter. Annual GDP growth in 2025 is expected to average 1.3%, slowing from 2.8% in 2024. Recent efforts towards de-escalation of the trade war are promising, including a 90-day rollback of retaliatory duties between the United States and China. Assuming trade talks lead to a permanent reduction in some tariffs and Congress approves proposed legislation to reduce corporate and personal income taxes, economic growth is expected to strengthen to 1.4% in 2026. Employment growth has moderated, but remains healthy with non-farm payrolls expanding 1.2% year-over-year in April 2025. However, federal job cuts and delayed hiring in the private sector could lead to a significant slowing in job growth this year. While the unemployment rate remains low at 4.2%, it is expected to rise to 5.0% by the end of the year. Consumer price index inflation declined to 2.3% year-over-year in April 2025, benefitting in part from lower oil prices. Tariffs are expected to lift annual inflation to above 3% later this year, before moderating in response to weaker demand and an expected roll back of some tariffs. The Federal Reserve has held policy rates steady this year, due to the uncertain effect of tariffs on economic growth and inflation, but is expected to reduce rates by a cumulative 150 basis points between July 2025 and June 2026 to address a rising unemployment rate. Growth in residential mortgage balances at commercial banks slowed considerably to 1.7% year-over-year in April 2025, due to continued weakness in home sales, but will likely strengthen later in the year as mortgage rates decline. Year-over-year growth in consumer loan balances was 2.4% in April 2025, and is projected to remain moderate in 2025. Year-over-year growth in business, industrial and commercial real estate credit remains weak at 1.3% in April 2025, due to still elevated borrowing costs and uncertain trade policies, and is unlikely to recover until the trade war abates.

The economic outlook is subject to several risks that could lead to a less favourable outcome for the North American economy. The most immediate threat is from a possible escalation of the trade war, such as a resumption of reciprocal tariffs by the United States on many countries beyond July 2025. In addition, investors could lose confidence in holding U.S. assets, including Treasury securities, risking renewed weakness in financial markets. Canadian businesses face longer-term risks in the event of an unsuccessful renegotiation of the CUSMA. Other risks stem from the continued conflict in Ukraine and the Middle East, and ongoing diplomatic tensions between Canada and India.

Our operations, clients, and customers may be affected by significant changes to the economic environment and increased economic uncertainty. An increase in provisions for credit losses, volatility in capital markets and slower loan growth could result if tariffs are high and persistent. Management regularly monitors the economic environment to take proactive actions to respond to uncertainties and reduce the impact on our results.

Caution

This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

BMO Financial Group Second Quarter Report 2025 5

Financial Highlights

TABLE 1
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	YTD-2025	YTD-2024

Summary Income Statement (1)

Net interest income	5,097	5,398	4,515	10,495	9,236
Non-interest revenue	3,582	3,868	3,459	7,450	6,410
Revenue	8,679	9,266	7,974	17,945	15,646
Provision for credit losses on impaired loans	765	859	658	1,624	1,131
Provision for credit losses on performing loans	289	152	47	441	201
Total provision for credit losses (PCL)	1,054	1,011	705	2,065	1,332
Non-interest expense	5,019	5,427	4,844	10,446	10,233
Provision for income taxes	644	690	559	1,334	923
Net income	1,962	2,138	1,866	4,100	3,158
Net income attributable to non-controlling interest in subsidiaries	2	4	4	6	6
Dividends on preferred shares and distributions on other equity instruments	142	65	143	207	183
Net income available to common shareholders	1,818	2,069	1,719	3,887	2,969
Adjusted net income	2,046	2,289	2,033	4,335	3,926
Adjusted net income available to common shareholders	1,902	2,220	1,886	4,122	3,737

Common Share Data ($, except as noted) (1)

Basic earnings per share	2.51	2.84	2.36	5.34	4.09
Diluted earnings per share	2.50	2.83	2.36	5.34	4.08
Adjusted diluted earnings per share	2.62	3.04	2.59	5.66	5.14
Book value per share	108.03	109.46	97.67	108.03	97.67
Closing share price	132.09	143.88	122.97	132.09	122.97
Number of common shares outstanding (in millions)
End of period	722.1	728.8	729.3	722.1	729.3
Average basic	725.4	729.6	728.3	727.5	726.0
Average diluted	726.4	730.7	729.3	728.6	726.9
Market capitalization ($ billions)	95.4	104.9	89.7	95.4	89.7
Dividends declared per share	1.59	1.59	1.51	3.18	3.02
Dividend yield (%)	4.8	4.4	4.9	4.8	4.9
Dividend payout ratio (%)	63.4	56.1	64.0	59.5	73.9
Adjusted dividend payout ratio (%)	60.6	52.3	58.3	56.1	58.7

Financial Measures and Ratios (%) (1) (2)

Return on equity (ROE)	9.4	10.6	9.9	10.0	8.5
Adjusted return on equity	9.8	11.3	10.9	10.6	10.7
Return on tangible common equity (ROTCE)	12.8	14.4	14.0	13.6	12.1
Adjusted return on tangible common equity	12.8	14.9	14.6	13.9	14.5
Efficiency ratio	57.8	58.6	60.7	58.2	65.4
Adjusted efficiency ratio	56.5	56.3	58.0	56.4	59.4
Operating leverage	5.2	20.1	14.3	12.6	17.9
Adjusted operating leverage	2.7	8.9	3.0	5.7	(0.9)
Net interest margin on average earning assets	1.60	1.62	1.51	1.61	1.54
Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets	1.97	1.93	1.82	1.95	1.83
Effective tax rate	24.70	24.39	23.07	24.54	22.62
Adjusted effective tax rate	24.73	24.52	23.27	24.62	22.86
Total PCL-to-average net loans and acceptances	0.63	0.58	0.44	0.61	0.41
PCL on impaired loans-to-average net loans and acceptances	0.46	0.50	0.41	0.48	0.35

Balance Sheet and Other Information (as at, $ millions, except as noted)

Assets	1,440,269	1,468,093	1,374,053	1,440,269	1,374,053
Average earning assets	1,308,774	1,319,541	1,216,579	1,314,247	1,205,372
Gross loans and acceptances	681,102	694,027	664,658	681,102	664,658
Net loans and acceptances	676,142	689,235	660,644	676,142	660,644
Deposits	958,267	996,832	937,572	958,267	937,572
Common shareholders’ equity	78,008	79,772	71,225	78,008	71,225
Total risk weighted assets (3)	425,066	433,944	417,994	425,066	417,994
Assets under administration	799,054	830,137	725,921	799,054	725,921
Assets under management	437,911	450,617	385,936	437,911	385,936

Capital and Liquidity Measures (%) (3)

Common Equity Tier 1 Ratio	13.5	13.6	13.1	13.5	13.1
Tier 1 Capital Ratio	15.3	15.4	14.9	15.3	14.9
Total Capital Ratio	17.9	17.6	17.0	17.9	17.0
Leverage Ratio	4.4	4.4	4.3	4.4	4.3
TLAC Ratio	29.9	29.8	28.0	29.9	28.0
Liquidity Coverage Ratio (LCR)	134	128	128	134	128
Net Stable Funding Ratio (NSFR)	117	116	115	117	115

Foreign Exchange Rates ($)

As at Canadian/U.S. dollar	1.3786	1.4514	1.3763	1.3786	1.3763
Average Canadian/U.S. dollar	1.4203	1.4303	1.3625	1.4254	1.3507

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section.

(2)	PCL, ROE and ROTCE ratios are presented on an annualized basis.
(3)

Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

6 BMO Financial Group Second Quarter Report 2025

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of our non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Adjusting Items

Adjusted results in the current quarter and prior periods excluded the following items:

•

Amortization of acquisition-related intangible assets and any impairments of $81 million ($109 million pre-tax) in Q2-2025, recorded in non-interest expense in the related operating group. Prior periods included $79 million ($106 million pre-tax) in Q1-2025, $79 million ($107 million pre-tax) in Q2-2024, and $84 million ($112 million pre-tax) in Q1-2024.

•

A reversal of acquisition and integration costs of $1 million ($2 million pre-tax) related to the acquisition of Bank of the West in Q2-2025, recorded in non-interest expense in Corporate Services. Prior periods included acquisition and integration costs of $7 million ($10 million pre-tax) in Q1-2025, $26 million ($36 million pre-tax) in Q2-2024, and $57 million ($76 million pre-tax) in Q1-2024, recorded in non-interest expense in the related operating group.

•

Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment expense of $4 million ($5 million pre-tax) in Q2-2025, recorded in non-interest expense in Corporate Services. Prior periods included a $5 million ($7 million pre-tax) partial reversal of non-interest expense in Q1-2025, a $50 million ($67 million pre-tax) expense in Q2-2024 and a $313 million ($417 million pre-tax) expense in Q1-2024.

•

The impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services in the prior year. Prior periods included $12 million ($15 million pre-tax) in Q2-2024 and $11 million ($15 million pre-tax) in Q1-2024, both comprising interest expense of $14 million and non-interest expense of $1 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

•	Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.

•

Net accounting loss of $136 million ($164 million pre-tax) on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization in Q1-2024, recorded in non-interest revenue in Corporate Services.

Adjusting items in aggregate decreased net income by $84 million in the current quarter, compared with a decrease of $167 million in the prior year and a decrease of $151 million in the prior quarter. On a year-to-date basis, adjusting items in aggregate decreased net income by $235 million in the current year, compared with a decrease of $768 million in the prior year.

BMO Financial Group Second Quarter Report 2025 7

Non-GAAP and Other Financial Measures (1)

TABLE 2
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	YTD-2025	YTD-2024

Reported Results

Net interest income	5,097	5,398	4,515	10,495	9,236
Non-interest revenue	3,582	3,868	3,459	7,450	6,410
Revenue	8,679	9,266	7,974	17,945	15,646
Provision for credit losses	(1,054)	(1,011)	(705)	(2,065)	(1,332)
Non-interest expense	(5,019)	(5,427)	(4,844)	(10,446)	(10,233)
Income before income taxes	2,606	2,828	2,425	5,434	4,081
Provision for income taxes	(644)	(690)	(559)	(1,334)	(923)
Net income	1,962	2,138	1,866	4,100	3,158
Dividends on preferred shares and distributions on other equity instruments	142	65	143	207	183
Net income attributable to non-controlling interest in subsidiaries	2	4	4	6	6
Net income available to common shareholders	1,818	2,069	1,719	3,887	2,969
Diluted EPS ($)	2.50	2.83	2.36	5.34	4.08

Adjusting Items Impacting Revenue (Pre-tax)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(14)	-	(28)
Impact of loan portfolio sale	-	-	-	-	(164)
Impact of adjusting items on revenue (pre-tax)	-	-	(14)	-	(192)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs/reversal	2	(10)	(36)	(8)	(112)
Amortization of acquisition-related intangible assets	(109)	(106)	(107)	(215)	(219)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(1)	-	(2)
FDIC special assessment	(5)	7	(67)	2	(484)
Impact of alignment of accounting policies	-	(96)	-	(96)	-
Impact of adjusting items on non-interest expense (pre-tax)	(112)	(205)	(211)	(317)	(817)
Impact of adjusting items on reported net income (pre-tax)	(112)	(205)	(225)	(317)	(1,009)

Adjusting Items Impacting Revenue (After-tax)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(11)	-	(21)
Impact of loan portfolio sale	-	-	-	-	(136)
Impact of adjusting items on revenue (after-tax)	-	-	(11)	-	(157)

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs/reversal	1	(7)	(26)	(6)	(83)
Amortization of acquisition-related intangible assets	(81)	(79)	(79)	(160)	(163)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(1)	-	(2)
FDIC special assessment	(4)	5	(50)	1	(363)
Impact of alignment of accounting policies	-	(70)	-	(70)	-
Impact of adjusting items on non-interest expense (after-tax)	(84)	(151)	(156)	(235)	(611)
Impact of adjusting items on reported net income (after-tax)	(84)	(151)	(167)	(235)	(768)
Impact on diluted EPS ($)	(0.12)	(0.21)	(0.23)	(0.32)	(1.06)

Adjusted Results

Net interest income	5,097	5,398	4,529	10,495	9,264
Non-interest revenue	3,582	3,868	3,459	7,450	6,574
Revenue	8,679	9,266	7,988	17,945	15,838
Provision for credit losses	(1,054)	(1,011)	(705)	(2,065)	(1,332)
Non-interest expense	(4,907)	(5,222)	(4,633)	(10,129)	(9,416)
Income before income taxes	2,718	3,033	2,650	5,751	5,090
Provision for income taxes	(672)	(744)	(617)	(1,416)	(1,164)
Net income	2,046	2,289	2,033	4,335	3,926
Net income available to common shareholders	1,902	2,220	1,886	4,122	3,737
Diluted EPS ($)	2.62	3.04	2.59	5.66	5.14

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.

8 BMO Financial Group Second Quarter Report 2025

Summary of Reported and Adjusted Results by Operating Segment

TABLE 3
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q2-2025

Reported net income (loss)	782	546	1,328	361	431	(158)	1,962	515
Dividends on preferred shares and distributions on other equity instruments	11	14	25	3	10	104	142	3
Net income (loss) attributable to non-controlling interest in subsidiaries	-	5	5	-	-	(3)	2	-
Net income (loss) available to common shareholders	771	527	1,298	358	421	(259)	1,818	512
Acquisition and integration costs/reversal (2)	-	-	-	-	-	(1)	(1)	(1)
Amortization of acquisition-related intangible assets	4	72	76	2	3	-	81	54
Impact of FDIC special assessment	-	-	-	-	-	4	4	3
Adjusted net income (loss) (3)	786	618	1,404	363	434	(155)	2,046	571
Adjusted net income (loss) available to common shareholders (3)	775	599	1,374	360	424	(256)	1,902	568

Q1-2025

Reported net income (loss)	894	580	1,474	369	587	(292)	2,138	639
Dividends on preferred shares and distributions on other equity instruments	12	15	27	2	10	26	65	3
Net income attributable to non-controlling interest in subsidiaries	-	-	-	-	-	4	4	1
Net income (loss) available to common shareholders	882	565	1,447	367	577	(322)	2,069	635
Acquisition and integration costs (2)	-	-	-	-	-	7	7	5
Amortization of acquisition-related intangible assets	3	70	73	2	4	-	79	52
Impact of FDIC special assessment	-	-	-	-	-	(5)	(5)	(4)
Impact of alignment of accounting policies	-	-	-	-	-	70	70	25
Adjusted net income (loss) (3)	897	650	1,547	371	591	(220)	2,289	717
Adjusted net income (loss) available to common shareholders (3)	885	635	1,520	369	581	(250)	2,220	713

Q2-2024

Reported net income (loss)	872	543	1,415	320	459	(328)	1,866	559
Dividends on preferred shares and distributions on other equity instruments	11	13	24	2	9	108	143	5
Net income attributable to non-controlling interest in subsidiaries	-	4	4	-	-	-	4	4
Net income (loss) available to common shareholders	861	526	1,387	318	450	(436)	1,719	550
Acquisition and integration costs (2)	2	-	2	-	2	22	26	17
Amortization of acquisition-related intangible assets	3	69	72	2	5	-	79	54
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	12	12	9
Impact of FDIC special assessment	-	-	-	-	-	50	50	37
Adjusted net income (loss) (3)	877	612	1,489	322	466	(244)	2,033	676
Adjusted net income (loss) available to common shareholders (3)	866	595	1,461	320	457	(352)	1,886	667

YTD-2025

Reported net income (loss)	1,676	1,126	2,802	730	1,018	(450)	4,100	1,154
Dividends on preferred shares and distributions on other equity instruments	23	29	52	5	20	130	207	6
Net income attributable to non-controlling interest in subsidiaries	-	5	5	-	-	1	6	4
Net income (loss) available to common shareholders	1,653	1,092	2,745	725	998	(581)	3,887	1,144
Acquisition and integration costs (2)	-	-	-	-	-	6	6	4
Amortization of acquisition-related intangible assets	7	142	149	4	7	-	160	106
Impact of FDIC special assessment	-	-	-	-	-	(1)	(1)	(1)
Impact of alignment of accounting policies	-	-	-	-	-	70	70	25
Adjusted net income (loss) (3)	1,683	1,268	2,951	734	1,025	(375)	4,335	1,288
Adjusted net income (loss) available to common shareholders (3)	1,660	1,234	2,894	729	1,005	(506)	4,122	1,278

(1)	U.S. segment comprises reported and adjusted results recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)

Acquisition and integration costs are recorded in non-interest expense in the related operating groups. Expenses related to the acquisition of Bank of the West were recorded in Corporate Services; expenses related to the acquisition of Clearpool and Radicle were recorded in BMO Capital Markets; and expenses related to the acquisition of AIR MILES were recorded in Canadian P&C.

(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

BMO Financial Group Second Quarter Report 2025 9

Summary of Reported and Adjusted Results by Operating Segment (Continued)

TABLE 3 (Continued)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

YTD-2024

Reported net income (loss)	1,793	1,103	2,896	560	852	(1,150)	3,158	743
Dividends on preferred shares and distributions on other equity instruments	21	26	47	4	18	114	183	10
Net income attributable to non-controlling interest in subsidiaries	-	4	4	-	-	2	6	5
Net income (loss) available to common shareholders	1,772	1,073	2,845	556	834	(1,266)	2,969	728
Acquisition and integration costs (2)	3	-	3	-	12	68	83	56
Amortization of acquisition-related intangible assets	6	144	150	3	10	-	163	113
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	23	23	17
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	363	363	268
Adjusted net income (loss) (3)	1,802	1,247	3,049	563	874	(560)	3,926	1,299
Adjusted net income (loss) available to common shareholders (3)	1,781	1,217	2,998	559	856	(676)	3,737	1,284

(1)	U.S. segment comprises reported and adjusted results recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)

Acquisition and integration costs are recorded in non-interest expense in the related operating groups. Expenses related to the acquisition of Bank of the West were recorded in Corporate Services; expenses related to the acquisition of Clearpool and Radicle were recorded in BMO Capital Markets; and expenses related to the acquisition of AIR MILES were recorded in Canadian P&C.

(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

Return on Equity and Return on Tangible Common Equity

TABLE 4
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	YTD-2025	YTD-2024
Reported net income	1,962	2,138	1,866	4,100	3,158
Net income attributable to non-controlling interest in subsidiaries	2	4	4	6	6
Net income attributable to bank shareholders	1,960	2,134	1,862	4,094	3,152
Dividends on preferred shares and distributions on other equity instruments	142	65	143	207	183
Net income available to common shareholders (A)	1,818	2,069	1,719	3,887	2,969
After-tax amortization of acquisition-related intangible assets	81	79	79	160	163
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,899	2,148	1,798	4,047	3,132
After-tax impact of other adjusting items (1)	3	72	88	75	605
Adjusted net income available to common shareholders (C)	1,902	2,220	1,886	4,122	3,737
Average common shareholders’ equity (D)	79,288	77,693	70,551	78,478	69,965
Goodwill	(17,089)	(17,209)	(16,431)	(17,150)	(16,293)
Acquisition-related intangible assets	(2,400)	(2,514)	(2,694)	(2,458)	(2,720)
Net of related deferred tax liabilities	986	1,011	978	999	992
Average tangible common equity (E)	60,785	58,981	52,404	59,868	51,944
Return on equity (%) (= A/D) (2)	9.4	10.6	9.9	10.0	8.5
Adjusted return on equity (%) (= C/D) (2)	9.8	11.3	10.9	10.6	10.7
Return on tangible common equity (%) (= B/E) (2)	12.8	14.4	14.0	13.6	12.1
Adjusted return on tangible common equity (%) (= C/E) (2)	12.8	14.9	14.6	13.9	14.5

(1)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

10 BMO Financial Group Second Quarter Report 2025

Return on Equity by Operating Segment (1)

TABLE 5
	Q2-2025
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income (loss) available to common shareholders	771	527	1,298	358	421	(259)	1,818	512
Total average common equity	16,760	35,461	52,221	5,092	13,931	8,044	79,288	32,706
Return on equity (%)	18.9	6.1	10.2	28.9	12.4	na	9.4	6.4

Adjusted (3)

Net income (loss) available to common shareholders	775	599	1,374	360	424	(256)	1,902	568
Total average common equity	16,760	35,461	52,221	5,092	13,931	8,044	79,288	32,706
Return on equity (%)	19.0	6.9	10.8	29.1	12.5	na	9.8	7.1

	Q1-2025
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income (loss) available to common shareholders	882	565	1,447	367	577	(322)	2,069	635
Total average common equity	16,515	36,068	52,583	5,009	13,555	6,546	77,693	32,650
Return on equity (%)	21.2	6.2	10.9	29.0	16.9	na	10.6	7.7

Adjusted (3)

Net income (loss) available to common shareholders	885	635	1,520	369	581	(250)	2,220	713
Total average common equity	16,515	36,068	52,583	5,009	13,555	6,546	77,693	32,650
Return on equity (%)	21.3	7.0	11.5	29.2	17.0	na	11.3	8.6

	Q2-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)

Reported

Net income (loss) available to common shareholders	861	526	1,387	318	450	(436)	1,719	550
Total average common equity	15,750	33,078	48,828	4,736	13,008	3,979	70,551	31,544
Return on equity (%)	22.3	6.5	11.6	27.2	14.1	na	9.9	7.1

Adjusted (3)

Net income (loss) available to common shareholders	866	595	1,461	320	457	(352)	1,886	667
Total average common equity	15,750	33,078	48,828	4,736	13,008	3,979	70,551	31,544
Return on equity (%)	22.4	7.3	12.2	27.4	14.3	na	10.9	8.6

	YTD-2025
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income (loss) available to common shareholders	1,653	1,092	2,745	725	998	(581)	3,887	1,144
Total average common equity	16,636	35,769	52,405	5,049	13,739	7,285	78,478	32,677
Return on equity (%)	20.0	6.2	10.6	29.0	14.6	na	10.0	7.1

Adjusted (3)

Net income (loss) available to common shareholders	1,660	1,234	2,894	729	1,005	(506)	4,122	1,278
Total average common equity	16,636	35,769	52,405	5,049	13,739	7,285	78,478	32,677
Return on equity (%)	20.1	7.0	11.1	29.1	14.8	na	10.6	7.9

	YTD-2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income (loss) available to common shareholders	1,772	1,073	2,845	556	834	(1,266)	2,969	728
Total average common equity	15,799	33,163	48,962	4,707	13,106	3,190	69,965	31,804
Return on equity (%)	22.6	6.5	11.7	23.7	12.8	na	8.5	4.6

Adjusted (3)

Net income (loss) available to common shareholders	1,781	1,217	2,998	559	856	(676)	3,737	1,284
Total average common equity	15,799	33,163	48,962	4,707	13,106	3,190	69,965	31,804
Return on equity (%)	22.7	7.4	12.3	23.9	13.1	na	10.7	8.1

(1)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, with unallocated capital reported in Corporate Services. Capital allocation methodologies are reviewed at least annually. For further information, refer to the How BMO Reports Operating Group Results section. Return on equity ratios are presented on an annualized basis.

(2)	U.S. segment comprises reported and adjusted results and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

 na – not applicable

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2025 11

Foreign Exchange

TABLE 6
	Q2-2025		YTD-2025
(Canadian $ in millions, except as noted)	vs. Q2-2024	vs. Q1-2025	vs. YTD-2024
Canadian/U.S. dollar exchange rate (average)
Current period	1.4203	1.4203	1.4254
Prior period	1.3625	1.4303	1.3507

Effects on U.S. segment reported results

Increased (Decreased) net interest income	89	(17)	240
Increased (Decreased) non-interest revenue	60	(11)	139
Increased (Decreased) total revenue	149	(28)	379
Decreased (Increased) provision for credit losses	(13)	3	(34)
Decreased (Increased) non-interest expense	(95)	17	(278)
Decreased (Increased) provision for income taxes	(9)	2	(12)
Increased (Decreased) net income	32	(6)	55
Impact on earnings per share ($)	0.04	(0.01)	0.07

Effects on U.S. segment adjusted results

Increased (Decreased) net interest income	90	(17)	242
Increased (Decreased) non-interest revenue	59	(11)	148
Increased (Decreased) total revenue	149	(28)	390
Decreased (Increased) provision for credit losses	(13)	3	(34)
Decreased (Increased) non-interest expense	(87)	16	(234)
Decreased (Increased) provision for income taxes	(10)	2	(25)
Increased (Decreased) net income	39	(7)	97
Impact on earnings per share ($)	0.05	(0.01)	0.13

 Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment reported and adjusted results. Our U.S. segment comprises reported and adjusted results recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars decreased in the second quarter of fiscal 2025, relative to the first quarter of fiscal 2025 and increased relative to the second quarter of fiscal 2024, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2025 and fiscal 2024. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual MD&A for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income

Q2 2025 vs. Q2 2024

Reported net income was $1,962 million, an increase of $96 million or 5% from the prior year, and adjusted net income was $2,046 million, an increase of $13 million or 1%. The impact of the stronger U.S. dollar increased net income by 2% on both a reported basis and an adjusted basis. Reported earnings per share (EPS) was $2.50, an increase of $0.14 from the prior year, and adjusted EPS was $2.62, an increase of $0.03.

The increase in reported net income reflected the impact of the FDIC special assessment and higher acquisition and integration costs in the prior year. The increase in adjusted net income reflected strong revenue growth, partially offset by a higher provision for credit losses and higher expenses. Reported and adjusted net income increased in BMO Wealth Management and decreased in Canadian P&C and BMO Capital Markets. U.S. P&C net income increased due to the impact of the stronger U.S. dollar, and decreased on a source currency basis. Corporate Services recorded a lower net loss on both a reported and an adjusted basis.

Q2 2025 vs. Q1 2025

Reported net income decreased $176 million or 8% from the prior quarter, and adjusted net income decreased $243 million or 11%. Reported EPS decreased $0.33 from the prior quarter, and adjusted EPS decreased $0.42.

Reported net income in the prior quarter was impacted by the alignment of accounting policies for employee vacation across legal entities. The decrease in reported and adjusted net income reflected lower revenue and a higher provision for credit losses, partially offset by lower expenses. Reported and adjusted net income decreased across all operating segments. Corporate Services recorded a lower net loss on both a reported basis and an adjusted basis.

12 BMO Financial Group Second Quarter Report 2025

Q2 YTD 2025 vs. Q2 YTD 2024

Reported net income was $4,100 million, an increase of $942 million or 30% from the prior year, and adjusted net income was $4,335 million, an increase of $409 million or 10%. The impact of the stronger U.S. dollar increased net income by 2% on a reported basis and 3% on an adjusted basis. Reported EPS was $5.34, an increase of $1.26 from the prior year, and adjusted EPS was $5.66, an increase of $0.52.

The increase in reported results reflected the impact of the FDIC special assessment and the net accounting loss on the sale of a portfolio of recreation vehicles in the prior year, and lower acquisition and integration-related costs, partially offset by the impact of aligning accounting policies for employee vacation across legal entities in the current year. Adjusted results increased due to higher revenue, partially offset by a higher provision for credit losses and higher expenses. Reported and adjusted net income increased in BMO Wealth Management and BMO Capital Markets, partially offset by a decrease in Canadian P&C. U.S. P&C net income increased due to the impact of stronger U.S. dollar, and decreased on a source currency basis. Corporate Services recorded a lower net loss on both a reported basis and an adjusted basis.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Net Income section.

Revenue

Q2 2025 vs. Q2 2024

Reported and adjusted revenue was $8,679 million, an increase of $705 million or 9% from the prior year on a reported basis, and an increase of $691 million or 9% on an adjusted basis. The impact of the stronger U.S. dollar increased reported and adjusted revenue by 2%. Reported and adjusted revenue increased across all operating segments and in Corporate Services. The impact of the transition of bankers’ acceptances exposures to loans resulted in lower non-interest revenue, offset in net interest income.

Reported and adjusted net interest income was $5,097 million, an increase of $582 million or 13% from the prior year on a reported basis, and an increase of $568 million or 13% on an adjusted basis, driven by higher net interest margin, balance growth in Canadian P&C and BMO Wealth Management, higher trading-related net interest income and the impact of the stronger U.S. dollar. Trading-related net interest income was $64 million, an increase of $50 million from the prior year.

BMO’s overall reported net interest margin of 1.60% increased 9 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income and trading and insurance assets was 1.97%, an increase of 15 basis points, primarily due to higher deposit and loan margins and higher net interest income in Corporate Services.

Non-interest revenue was $3,582 million, an increase of $123 million or 4% from the prior year, driven by higher trading revenue, wealth management fees, deposit fees and advisory fees, as well as the impact of the stronger U.S. dollar. These were partially offset by markdowns on fair value loans, lower lending fees, including the impact of bankers’ acceptances exposures noted above, and a loss of $51 million on the strategic sale of a non-relationship U.S. credit card portfolio related to balance sheet optimization, and lower net gains on investments recorded in net securities gains, other than trading and share of profit (loss) in joint ventures.

Q2 2025 vs. Q1 2025

Reported and adjusted revenue decreased $587 million or 6% from the prior quarter. Revenue decreased across all operating segments and was relatively unchanged in Corporate Services.

Net interest income decreased $301 million or 6% from the prior quarter, driven by lower trading-related net interest income and the impact of three fewer days in the current quarter, partially offset by higher non-trading net interest margin. Trading-related net interest income decreased $206 million from the prior quarter.

BMO’s overall reported net interest margin decreased 2 basis points from the prior quarter. Adjusted net interest margin, excluding trading-related net interest income and trading and insurance assets increased 4 basis points, primarily due to higher deposit margins and lower low-yielding assets in BMO Capital Markets and Corporate Services.

Non-interest revenue decreased $286 million or 7% from the prior quarter, with decreases across most categories, including the items noted above, lower lending fees, insurance-related revenue and wealth management fees, partially offset by higher advisory fees.

Q2 YTD 2025 vs. Q2 YTD 2024

Reported and adjusted revenue was $17,945 million, an increase of $2,299 million or 15% from the prior year on a reported basis, and $2,107 million or 13% on an adjusted basis. The impact of the stronger U.S. dollar increased revenue by 3% on both a reported and an adjusted basis. Reported revenue in the prior year was impacted by the net accounting loss on the sale of a portfolio of recreational vehicle loans. Revenue increased across all operating segments and in Corporate Services.

Reported and adjusted net interest income was $10,495 million, an increase of $1,259 million or 14% from the prior year on a reported basis, and an increase of $1,231 million or 13% on an adjusted basis. The increase was driven by higher non-trading interest margin, balance growth in Canadian P&C and BMO Wealth Management, higher trading-related net interest income, and higher net interest income in Corporate Services, as well as the impact of the stronger U.S. dollar. Trading-related net interest income was $334 million, an increase of $192 million from the prior year.

BMO’s overall reported net interest margin of 1.61% increased 7 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income and trading and insurance assets of 1.95%, increased 12 basis points, primarily due to higher deposit and loan margins.

Reported and adjusted non-interest revenue was $7,450 million, an increase of $1,040 million or 16% from the prior year on a reported basis, and an increase of $876 million or 13% on an adjusted basis, with increases across most categories, including higher trading revenue, wealth management

BMO Financial Group Second Quarter Report 2025 13

fees, deposit fees and advisory fees, as well as the impact of the stronger U.S. dollar, partially offset by higher markdowns on fair value loans and lower lending fees as noted above.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Revenue section.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

TABLE 7
	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	Q2-2025	Q1-2025	Q2-2024	Q2-2025	Q1-2025	Q2-2024
Canadian P&C	2,359	2,385	2,154	341,885	339,325	312,320	283	279	280
U.S. P&C	2,122	2,205	1,994	223,071	227,215	215,614	390	385	376
Personal and Commercial Banking (P&C)	4,481	4,590	4,148	564,956	566,540	527,934	325	321	319
All other operating groups and Corporate Services	616	808	367	743,818	753,001	688,645	na	na	na
Total reported	5,097	5,398	4,515	1,308,774	1,319,541	1,216,579	160	162	151
Total adjusted	5,097	5,398	4,529	1,308,774	1,319,541	1,216,579	160	162	151
Trading net interest income and trading and insurance assets	64	270	14	262,362	263,968	206,593	na	na	na
Total reported, excluding trading and insurance	5,033	5,128	4,501	1,046,412	1,055,573	1,009,986	197	193	181
Total adjusted, excluding trading and insurance	5,033	5,128	4,515	1,046,412	1,055,573	1,009,986	197	193	182
U.S. P&C (US$ in millions)	1,495	1,541	1,463	157,057	158,863	158,241	390	385	376

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	YTD-2025		YTD-2024	YTD-2025		YTD-2024	YTD-2025		YTD-2024
Canadian P&C	4,744		4,295	340,584		309,883	281		279
U.S. P&C	4,327		4,052	225,177		213,955	388		381
Personal and Commercial Banking (P&C)	9,071		8,347	565,761		523,838	323		320
All other operating groups and Corporate Services	1,424		889	748,486		681,534	na		na
Total reported	10,495		9,236	1,314,247		1,205,372	161		154
Total adjusted	10,495		9,264	1,314,247		1,205,372	161		155
Trading net interest income and trading and insurance assets	334		142	263,178		203,220	na		na
Total reported, excluding trading and insurance	10,161		9,094	1,051,069		1,002,152	195		182
Total adjusted, excluding trading and insurance	10,161		9,122	1,051,069		1,002,152	195		183
U.S. P&C (US$ in millions)	3,036		3,000	157,975		158,398	388		381

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section in BMO’s 2024 Annual MD&A.

(3)

Average earning assets represents the daily average balance of interest-bearing deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreement, securities and loans over the period.

 na – not applicable

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Total Provision for Credit Losses

TABLE 8
(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q2-2025

Provision for credit losses on impaired loans	476	247	723	2	28	12	765
Provision for (recovery of) credit losses on performing loans	132	87	219	6	73	(9)	289
Total provision for credit losses	608	334	942	8	101	3	1,054
Total PCL-to-average net loans and acceptances (%) (1)	0.74	0.66	0.70	0.07	0.51	nm	0.63
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.49	0.54	0.01	0.13	nm	0.46

Q1-2025

Provision for credit losses on impaired loans	491	312	803	1	35	20	859
Provision for (recovery of) credit losses on performing loans	51	102	153	(1)	11	(11)	152
Total provision for credit losses	542	414	956	-	46	9	1,011
Total PCL-to-average net loans and acceptances (%) (1)	0.64	0.76	0.69	-	0.21	nm	0.58
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.58	0.58	0.01	0.16	nm	0.50

Q2-2024

Provision for credit losses on impaired loans	295	288	583	6	61	8	658
Provision for (recovery of) credit losses on performing loans	103	(7)	96	(13)	(9)	(27)	47
Total provision for (recovery of) credit losses	398	281	679	(7)	52	(19)	705
Total PCL-to-average net loans and acceptances (%) (1)	0.51	0.57	0.53	(0.07)	0.25	nm	0.44
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.38	0.57	0.46	0.06	0.29	nm	0.41

YTD-2025

Provision for credit losses on impaired loans	967	559	1,526	3	63	32	1,624
Provision for (recovery of) credit losses on performing loans	183	189	372	5	84	(20)	441
Total provision for credit losses	1,150	748	1,898	8	147	12	2,065
Total PCL-to-average net loans and acceptances (%) (1)	0.69	0.71	0.70	0.04	0.35	nm	0.61
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.53	0.56	0.01	0.15	nm	0.48

YTD-2024

Provision for credit losses on impaired loans	533	471	1,004	9	72	46	1,131
Provision for (recovery of) credit losses on performing loans	160	100	260	(3)	(42)	(14)	201
Total provision for credit losses	693	571	1,264	6	30	32	1,332
Total PCL-to-average net loans and acceptances (%) (1)	0.44	0.57	0.49	0.03	0.07	nm	0.41
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.34	0.47	0.39	0.04	0.18	nm	0.35

(1)	PCL ratios are presented on an annualized basis.

 nm – not meaningful

14 BMO Financial Group Second Quarter Report 2025

Q2 2025 vs. Q2 2024

Total provision for credit losses was $1,054 million, compared with a provision of $705 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 63 basis points, compared with 44 basis points in the prior year. The provision for credit losses on impaired loans was $765 million, an increase of $107 million, primarily due to higher provisions in Canadian Commercial Banking and Canadian unsecured consumer lending, partially offset by lower provisions in U.S. Commercial Banking and BMO Capital Markets. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 46 basis points, compared with 41 basis points in the prior year. There was a $289 million provision for credit losses on performing loans, compared with a $47 million provision in the prior year. The provision for credit losses on performing loans in the current quarter was largely driven by changes in the macro-economic outlook and portfolio credit migration, partially offset by lower balances in certain portfolios.

Q2 2025 vs. Q1 2025

Total provision for credit losses increased $43 million from the prior quarter. The provision for credit losses on impaired loans decreased $94 million, due to lower provisions across all operating groups, primarily reflecting decreases in U.S. Commercial Banking and U.S. Personal and Business Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 46 basis points, compared with 50 basis points. There was a $289 million provision for credit losses on performing loans, compared with a $152 million provision in the prior quarter.

Q2 YTD 2025 vs. Q2 YTD 2024

Total provision for credit losses was $2,065 million, compared with a provision of $1,332 million in the prior year. The total provision for credit losses ratio was 61 basis points, compared with 41 basis points in the prior year. The provision for credit losses on impaired loans was $1,624 million, an increase of $493 million from the prior year, primarily due to higher provisions in Canadian Commercial Banking and Canadian unsecured consumer lending. The provision for credit losses on impaired loans ratio was 48 basis points, compared with 35 basis points in the prior year. There was a $441 million provision for credit losses on performing loans in the current year, compared with a $201 million provision in the prior year.

Impaired Loans

TABLE 9
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	YTD-2025	YTD-2024
GIL, beginning of period	6,954	5,843	4,259	5,843	3,960
Classified as impaired during the period	1,771	2,373	1,988	4,144	3,354
Transferred to not impaired during the period	(440)	(364)	(263)	(804)	(527)
Net repayments	(731)	(616)	(409)	(1,347)	(731)
Amounts written-off	(543)	(424)	(381)	(967)	(762)
Disposals of loans	(65)	(2)	-	(67)	(21)
Foreign exchange and other movements	(207)	144	66	(63)	(13)
GIL, end of period	6,739	6,954	5,260	6,739	5,260
GIL to gross loans and acceptances (%)	0.99	1.00	0.79	0.99	0.79

Total gross impaired loans and acceptances (GIL) were $6,739 million, a decrease from $6,954 million in the prior quarter, primarily due to the impact of the weaker U.S. dollar. GIL as a percentage of gross loans and acceptances decreased to 0.99% from 1.00% in the prior quarter.

Loans classified as impaired during the quarter were $1,771 million, a decrease from $2,373 million in the prior quarter, primarily due to lower business and government formations across several sectors.

Factors contributing to the change in GIL are outlined in the table above.

Non-Interest Expense

Q2 2025 vs. Q2 2024

Reported non-interest expense was $5,019 million, an increase of $175 million or 4% from the prior year, and adjusted non-interest expense was $4,907 million, an increase of $274 million or 6%. The impact of the stronger U.S. dollar increased non-interest expense by 2% on both a reported and an adjusted basis.

Reported results reflected the impact of a lower FDIC special assessment, amortization of acquisition-related intangible assets in both periods, and higher acquisition and integration costs in the prior year. Adjusted non-interest expense increased, primarily due to higher employee-related expenses, including performance-based compensation, higher computer and equipment costs, and the impact of the stronger U.S. dollar, partially offset by below-trend expenses in Corporate Services.

Reported efficiency ratio was 57.8%, compared with 60.7% in the prior year, and adjusted efficiency ratio was 56.5%, compared with 58.0%. Reported operating leverage was positive 5.2% and adjusted operating leverage was positive 2.7%.

Q2 2025 vs. Q1 2025

Reported non-interest expense decreased $408 million or 8% from the prior quarter, and adjusted non-interest expense decreased $315 million or 6%.

The decrease in reported non-interest expense included the impact of alignment of accounting policies for employee vacation across legal entities in the prior quarter. The decrease in adjusted non-interest expense was primarily due to lower employee-related expenses, including stock-based compensation and seasonal benefits that are expensed in the first quarter of each year.

BMO Financial Group Second Quarter Report 2025 15

Q2 YTD 2025 vs. Q2 YTD 2024

Reported non-interest expense was $10,446 million, an increase of $213 million or 2% from the prior year, and adjusted non-interest expense was $10,129 million, an increase of $713 million or 8%. The impact of the stronger U.S. dollar increased non-interest expense by 3% on both a reported and an adjusted basis.

Reported results reflected the impact of alignment of accounting policies for employee vacation across legal entities in the current year, partially offset by lower acquisition and integration costs and a FDIC special assessment expense. The increase in non-interest expense was driven by higher employee-related costs, including performance-based compensation, higher computer and equipment costs, premises costs, as well as the impact of the stronger U.S. dollar, partially offset by below-trend other expenses.

The reported efficiency ratio was 58.2%, compared with 65.4% in the prior year. The adjusted efficiency ratio was 56.4%, compared with 59.4% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Non-Interest Expense section.

Provision for Income Taxes

The reported provision for income taxes was $644 million, an increase of $85 million from the prior year, and a decrease of $46 million from the prior quarter. The reported effective tax rate was 24.7%, compared with 23.1% in the prior year and 24.4% in the prior quarter. The adjusted provision for income taxes was $672 million, an increase of $55 million from the prior year, and a decrease of $72 million from the prior quarter. The adjusted effective tax rate was 24.7%, compared with 23.3% in the prior year and 24.5% in the prior quarter.

The change in the reported and adjusted effective tax rate relative to the prior year was primarily due to earnings mix and the impact of the Global Minimum Tax (GMT) Act in the current year. For further information on the GMT Act, refer to Note 11 of the unaudited interim consolidated financial statements.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Provision for Income Taxes section.

Balance Sheet

TABLE 10
(Canadian $ in millions)	As at April 30, 2025	As at October 31, 2024

Assets

Cash and cash equivalents and interest bearing deposits with banks	68,577	68,738
Securities	400,025	396,880
Securities borrowed or purchased under resale agreements	119,487	110,907
Net loans and acceptances	676,142	678,375
Derivative instruments	49,726	47,253
Other assets	126,312	107,494
Total assets	1,440,269	1,409,647

Liabilities and Equity

Deposits	958,267	982,440
Derivative instruments	57,727	58,303
Securities lent or sold under repurchase agreements	118,949	110,791
Other liabilities	209,753	165,450
Subordinated debt	9,740	8,377
Equity	85,795	84,250
Non-controlling interest in subsidiaries	38	36
Total liabilities and equity	1,440,269	1,409,647

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Total assets were $1,440.3 billion as at April 30, 2025, an increase of $30.6 billion from October 31, 2024. The impact of the weaker U.S. dollar decreased assets by $6.5 billion, excluding the impact on derivative assets.

Cash and cash equivalents and interest bearing deposits with banks were relatively unchanged.

Securities increased $3.1 billion, primarily due to higher levels of client activity in BMO Capital Markets, partially offset by the impact of the weaker U.S. dollar.

Securities borrowed or purchased under resale agreements increased $8.6 billion, due to higher levels of client activity in BMO Capital Markets.

Net loans and acceptances decreased $2.2 billion, due to the impact of the weaker U.S. dollar. Business and government loans and acceptances decreased $3.4 billion, primarily due to the impact of the weaker U.S. dollar, with lower balances in BMO Capital Markets and U.S. P&C largely offset by higher balances in Canadian P&C. Consumer instalment and other personal loans decreased $0.5 billion and credit card balances decreased $0.4 billion. Residential mortgages increased $2.7 billion.

Derivative assets increased $2.5 billion, driven by an increase in the fair value of foreign exchange contracts, partially offset by a decrease in the fair value of equity and interest rate contracts.

Other assets increased $18.8 billion, primarily in BMO Capital Markets, due to changes in the balance of unsettled securities transactions and higher cash collateral balances posted with counterparties.

16 BMO Financial Group Second Quarter Report 2025

Liabilities increased $29.1 billion from October 31, 2024. The impact of the weaker U.S. dollar decreased liabilities by $6.0 billion, excluding the impact on derivative liabilities.

Deposits decreased $24.2 billion. Customer deposits decreased $14.7 billion, with lower balances in U.S. P&C reflecting the impact of deposit optimization activities, Canadian P&C and the impact of the weaker U.S. dollar, partially offset by higher balances in BMO Wealth Management. Other deposits decreased $9.5 billion, due to lower wholesale funding in Corporate Services, lower balances in Global Markets and the impact of the weaker U.S. dollar.

Derivative liabilities decreased $0.6 billion, driven by a decrease in the fair value of equity and interest rate contracts, offset by an increase in the fair value of foreign exchange contracts.

Securities lent or sold under repurchase agreements increased $8.2 billion, due to higher levels of client activity in BMO Capital Markets.

Other liabilities increased $44.3 billion, primarily in BMO Capital Markets, due to an increase in securities sold but not yet purchased, changes in the balance of unsettled securities transactions and higher securitization liabilities, partially offset by lower balances in Corporate Services.

Subordinated debt increased $1.4 billion, reflecting an issuance in the quarter.

Equity increased $1.5 billion from October 31, 2024. Accumulated other comprehensive income increased $1.3 billion, primarily due to a decline in accumulated other comprehensive loss on cash flow hedges, partially offset by the impact of the weaker U.S. dollar on the translation of net foreign operations. Retained earnings increased $0.7 billion, as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments and the repurchase of common shares for cancellation under the normal course issuer bid (NCIB). Preferred shares and other equity instruments decreased $0.3 billion, due to the redemption of our Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 (NVCC). Common shares decreased $0.2 billion, due to the repurchase of shares for cancellation under the NCIB, partially offset by the issuance of shares issued under the Amended and Restated Stock Option Plan.

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2024 Annual Report.

Second Quarter 2025 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.5% as at April 30, 2025, a decrease from 13.6% at the end of the first quarter of 2025, as internal capital generation was more than offset by the impact of the repurchase of common shares for cancellation under BMO’s normal course issuer bid and higher source currency risk-weighted assets (RWA).

CET1 Capital was $57.4 billion as at April 30, 2025, a decrease from $59.2 billion as at January 31, 2025, as internal capital generation was more than offset by the impact of the shares repurchased and foreign exchange movements.

RWA were $425.1 billion as at April 30, 2025, a decrease from $433.9 billion as at January 31, 2025. RWA decreased, primarily due to the impact of foreign exchange movements, as well as lower operational risk, partially offset by higher credit risk reflecting changes in asset quality and asset size, and higher market risk.

In calculating regulatory capital ratios, total RWA must be increased when a capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at April 30, 2025, unchanged from January 31, 2025.

The bank’s Tier 1 and Total Capital Ratios were 15.3% and 17.9%, respectively, as at April 30, 2025, compared with 15.4% and 17.6%, respectively, as at January 31, 2025. The Tier 1 Capital Ratio was lower due to the same factors noted for the CET1 Ratio. The Total Capital Ratio was higher, as factors impacting the Tier 1 Capital ratio were largely offset by the issuance of $1,250 million of subordinated notes.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S. dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We manage the impact of foreign exchange movements on RWA and capital deductions on our capital ratios, and during the current quarter, this impact was largely offset.

Our Leverage Ratio was 4.4% as at April 30, 2025, unchanged from the first quarter of 2025, as lower Tier 1 Capital was offset by lower leverage exposures.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 29.9% and 8.5%, respectively, as at April 30, 2025, compared with 29.8% and 8.5%, respectively, as at January 31, 2025.

BMO Financial Group Second Quarter Report 2025 17

Regulatory Capital Developments

On February 12, 2025, OSFI announced the deferral of increases to the capital floor adjustment factor, currently at 67.5%, until further notice. Banks will be notified at least two years prior to any increases in the capital floor adjustment factor being resumed.

On December 17, 2024, OSFI announced that the Domestic Stability Buffer (DSB) will remain at 3.5%.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual Report for discussion of regulatory developments.

Regulatory Capital, Leverage and Total Loss Absorbing Capacity

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS), and include OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information, refer to the Enterprise-Wide Capital Management section of BMO’s 2024 Annual Report.

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

TABLE 11
(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital buffer (1)	Tier 1 Capital buffer (2)	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at April 30, 2025
Common Equity Tier 1 Ratio	4.5%	3.5%	na	3.5%	11.5%	13.5%
Tier 1 Capital Ratio	6.0%	3.5%	na	3.5%	13.0%	15.3%
Total Capital Ratio	8.0%	3.5%	na	3.5%	15.0%	17.9%
TLAC Ratio	21.5%	na	na	3.5%	25.0%	29.9%
Leverage Ratio	3.0%	na	0.5%	na	3.5%	4.4%
TLAC Leverage Ratio	6.75%	na	0.5%	na	7.25%	8.5%

(1)

The minimum CET1 Ratio requirement of 4.5% is augmented by the 3.5% Total Pillar 1 Capital buffers, which can absorb losses during periods of stress. Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for domestic systemically important banks (D-SIBs) of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the quarter). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)	D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)

OSFI requires all D-SIBs to hold a DSB against Pillar 2 risks associated with systemic vulnerabilities. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan, and would expect for the plan to be executed in a timely manner. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.

 na – not applicable

Regulatory Capital and TLAC Position

TABLE 12
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024
Gross common equity (1)	78,008	79,772	71,225
Regulatory adjustments applied to common equity	(20,603)	(20,575)	(16,499)
Common Equity Tier 1 Capital (CET1)	57,405	59,197	54,726
Additional Tier 1 Eligible Capital (2)	7,787	7,787	7,464
Regulatory adjustments applied to Tier 1 Capital	(85)	(135)	(97)
Additional Tier 1 Capital (AT1)	7,702	7,652	7,367
Tier 1 Capital (T1 = CET1 + AT1)	65,107	66,849	62,093
Tier 2 Eligible Capital (3)	10,880	9,494	8,910
Regulatory adjustments applied to Tier 2 Capital	(6)	(3)	(74)
Tier 2 Capital (T2)	10,874	9,491	8,836
Total Capital (TC = T1 + T2)	75,981	76,340	70,929
Other TLAC instruments (4)	51,424	53,148	46,101
Adjustments applied to Other TLAC	(140)	(113)	(89)
Other TLAC available after adjustments	51,284	53,035	46,012
TLAC	127,265	129,375	116,941
Risk-Weighted Assets (5)	425,066	433,944	417,994
Leverage Ratio Exposures	1,490,551	1,529,299	1,453,472
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	13.5	13.6	13.1
Tier 1 Capital Ratio	15.3	15.4	14.9
Total Capital Ratio	17.9	17.6	17.0
TLAC Ratio	29.9	29.8	28.0
Leverage Ratio	4.4	4.4	4.3
TLAC Leverage Ratio	8.5	8.5	8.0

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)

Institutions using one of the internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to a capital floor requirement that is applied to RWA, as prescribed in OSFI’s CAR Guideline.

18 BMO Financial Group Second Quarter Report 2025

Outstanding Shares and Securities Convertible into Common Shares (1)

TABLE 13
As at April 30, 2025	Number of shares	Amount (in millions)

Common shares	722,070,767	$23,730

Class B Preferred shares (2)

Series 33	8,000,000	$200
Series 44	16,000,000	$400
Series 50	500,000	$500
Series 52	650,000	$650

Other Equity Instruments (2)

4.800% Additional Tier 1 Capital Notes (3)		US$500
4.300% Limited Recourse Capital Notes, Series 1 (LRCNs)		$1,250
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000
7.700% Limited Recourse Capital Notes, Series 4 (LRCNs)		US$1,000
7.300% Limited Recourse Capital Notes, Series 5 (LRCNs)		US$750

Medium-Term Notes (3)

3.803% Subordinated Notes due 2032		US$1,250
Series J - Second Tranche		$1,250
Series K - First Tranche		$1,000
3.088% Subordinated Notes due 2037		US$1,250
Series L - First Tranche		$750
Series M - First Tranche		$1,150
Series M - Second Tranche		$1,000
Series N - First Tranche		$1,250

Stock options

Vested	3,080,854
Non-vested	3,504,552

(1)

Details on the Medium-Term Notes are outlined in Note 16 of the audited consolidated financial statements of BMO’s 2024 Annual Report. Details on share capital and other equity instruments are outlined in Note 6 of the unaudited interim consolidated financial statements and Note 17 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

(2)

Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares 53, and Preferred Shares 54 for Series 1, Series 2, Series 3, Series 4, and Series 5 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(3)	The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.

If a non-viability contingent capital (NVCC) trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 4.6 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Other Capital Developments

On May 6, 2025, we announced our intention to redeem all of our outstanding $1,250 million 2.077% Series J Medium-Term Notes Second Tranche (NVCC) at par, plus accrued and unpaid interest to, but excluding, the redemption date on June 17, 2025.

On March 5, 2025, we issued $1,250 million 4.077% Series N Medium-Term Notes First Tranche (NVCC) through our Canadian Medium-Term Note Program.

On January 17, 2025, we announced a normal course issuer bid (NCIB) to purchase up to 20 million of our common shares for cancellation commencing on January 22, 2025, and ending no later than January 21, 2026. The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels. We also established an automatic securities purchase plan related to the NCIB under which our broker may purchase our common shares pursuant to the NCIB within a defined set of criteria. During the three months ended April 30, 2025, we purchased for cancellation 7 million common shares under the NCIB, at an average price of $137.52 per share for a total amount of $981 million, including tax. During the six months ended April 30, 2025, we purchased for cancellation 8.2 million common shares under the NCIB, at an average price of $138.53 per share for a total amount of $1,157 million, including tax. In addition, we repurchased 2 million common shares in May 2025 at an average price of $136.15.

On November 25, 2024, we redeemed all of our outstanding 12 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $300 million.

Dividends

On May 28, 2025, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.63 per share, a $0.04 increase from the prior quarter and a $0.08 increase from the prior year. The dividend is payable on August 26, 2025 to shareholders of record on July 30, 2025. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

Common shares under the DRIP are purchased on the open market without a discount.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2025 19

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segment results include allocations from Corporate Services for treasury-related revenue, corporate and T&O costs, and capital.

BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign cost or credit on assets and liabilities to facilitate effective pricing and business decision-making, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our expense allocation methodologies at least annually and update these as appropriate.

Periodically, certain lines of business and units within our organizational structure are realigned within an operating segment or transferred between operating segments and Corporate Services to support our strategic priorities. Allocations of revenue, expenses, provisions for income taxes and capital from Corporate Services to the operating groups are updated to better align with these changes.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually and update these as appropriate.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to equivalent pre-tax amounts in order to facilitate comparisons of income from taxable and tax-exempt sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes. In fiscal 2024, the Canadian government enacted legislation that, in certain circumstances, denies deductions for dividends that are received after 2023. As a result, beginning January 1, 2024, we did not take the deduction for certain Canadian dividends received by BMO Capital Markets, and we no longer report this revenue on a taxable equivalent basis. Refer to the Other Regulatory Developments section in BMO’s 2024 Annual Report for further details.

Personal and Commercial Banking (P&C) (1)

TABLE 14
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	YTD-2025	YTD-2024
Net interest income (teb) (2)	4,481	4,590	4,148	9,071	8,347
Non-interest revenue	1,021	1,151	1,060	2,172	2,093
Total revenue (teb) (2)	5,502	5,741	5,208	11,243	10,440
Provision for credit losses on impaired loans	723	803	583	1,526	1,004
Provision for credit losses on performing loans	219	153	96	372	260
Total provision for credit losses	942	956	679	1,898	1,264
Non-interest expense	2,795	2,828	2,657	5,623	5,333
Income before income taxes	1,765	1,957	1,872	3,722	3,843
Provision for income taxes (teb) (2)	437	483	457	920	947
Reported net income	1,328	1,474	1,415	2,802	2,896
Dividends on preferred shares and distributions on other equity instruments	25	27	24	52	47
Net income attributable to non-controlling interest in subsidiaries	5	-	4	5	4
Net income available to common shareholders	1,298	1,447	1,387	2,745	2,845
Acquisition and integration costs (3)	-	-	2	-	3
Amortization of acquisition-related intangible assets (4)	76	73	72	149	150
Adjusted net income	1,404	1,547	1,489	2,951	3,049
Adjusted net income available to common shareholders	1,374	1,520	1,461	2,894	2,998

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $8 million in Q2-2025, $9 million in Q1-2025, and $9 million in Q2-2024; and $17 million for YTD-2025 and $18 million for YTD-2024. These amounts were recorded in net interest income, revenue and in provision for income taxes.

(3)	Acquisition and integration costs related to the acquisition of AIR MILES, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,328 million, a decrease of $87 million or 6% from the prior year, and a decrease of $146 million or 10% from the prior quarter. These operating segments are reviewed separately in the sections that follow.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

20 BMO Financial Group Second Quarter Report 2025

Canadian Personal and Commercial Banking (Canadian P&C) (1)

TABLE 15
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	YTD-2025	YTD-2024
Net interest income	2,359	2,385	2,154	4,744	4,295
Non-interest revenue	615	680	665	1,295	1,302
Total revenue	2,974	3,065	2,819	6,039	5,597
Provision for credit losses on impaired loans	476	491	295	967	533
Provision for credit losses on performing loans	132	51	103	183	160
Total provision for credit losses (PCL)	608	542	398	1,150	693
Non-interest expense	1,289	1,290	1,216	2,579	2,426
Income before income taxes	1,077	1,233	1,205	2,310	2,478
Provision for income taxes	295	339	333	634	685
Reported net income	782	894	872	1,676	1,793
Dividends on preferred shares and distributions on other equity instruments	11	12	11	23	21
Net income available to common shareholders	771	882	861	1,653	1,772
Acquisition and integration costs (2)	-	-	2	-	3
Amortization of acquisition-related intangible assets (3)	4	3	3	7	6
Adjusted net income	786	897	877	1,683	1,802
Adjusted net income available to common shareholders	775	885	866	1,660	1,781
Adjusted non-interest expense	1,284	1,286	1,208	2,570	2,413
Key Performance Metrics and Drivers

Personal and Business Banking revenue	2,141	2,206	2,016	4,347	4,033
Commercial Banking revenue	833	859	803	1,692	1,564
Return on equity (%) (4) (5)	18.9	21.2	22.3	20.0	22.6
Adjusted return on equity (%) (4) (5)	19.0	21.3	22.4	20.1	22.7
Operating leverage (%)	(0.5)	3.7	4.1	1.6	1.5
Adjusted operating leverage (%)	(0.8)	3.6	4.5	1.4	2.0
Efficiency ratio (%)	43.3	42.1	43.2	42.7	43.4
Adjusted efficiency ratio (%)	43.2	42.0	42.9	42.6	43.1
PCL on impaired loans to average net loans and acceptances (%) (5)	0.58	0.58	0.38	0.58	0.34
Net interest margin on average earning assets (%)	2.83	2.79	2.80	2.81	2.79
Average earning assets	341,885	339,325	312,320	340,584	309,883
Average gross loans and acceptances	340,175	337,611	319,896	338,871	318,602
Average deposits	310,646	313,950	297,304	312,326	293,024

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to the acquisition of AIR MILES, recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(4)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q2 2025 vs. Q2 2024

Canadian P&C reported net income was $782 million, a decrease of $90 million or 10% from the prior year.

Total revenue was $2,974 million, an increase of $155 million or 6% from the prior year. Net interest income increased $205 million or 10%, primarily due to higher balances and net interest margin. Non-interest revenue decreased $50 million or 7%, primarily due to lower lending fee revenue, reflecting the impact of the transition of bankers’ acceptances exposures to loans, and lower card-related revenue, partially offset by higher deposit fee revenue. Net interest margin of 2.83% increased 3 basis points from the prior year, primarily due to higher deposit and loan margins, partially offset by loans growing faster than deposits.

Personal and Business Banking revenue increased $125 million or 6% and Commercial Banking revenue increased $30 million or 4%, both due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $608 million, an increase of $210 million from the prior year. The provision for credit losses on impaired loans was $476 million, an increase of $181 million, due to higher provisions in Commercial Banking and Personal and Business Banking, driven by unsecured segments of the consumer portfolio. There was a $132 million provision for credit losses on performing loans in the current quarter, compared with a $103 million provision in the prior year.

Non-interest expense was $1,289 million, an increase of $73 million or 6% from the prior year, primarily driven by higher technology costs and employee-related expenses.

Average gross loans and acceptances increased $20.3 billion or 6% from the prior year to $340.2 billion. Personal and Business Banking loan balances increased 5%, primarily reflecting growth in residential mortgages, Commercial Banking loan balances increased 8% and credit card balances increased 6%. Average deposits increased $13.3 billion or 4% to $310.6 billion. Personal and Business Banking and Commercial Banking deposits both increased 4%.

BMO Financial Group Second Quarter Report 2025 21

Q2 2025 vs. Q1 2025

Reported net income decreased $112 million or 12% from the prior quarter.

Total revenue decreased $91 million or 3% from the prior quarter. Net interest income decreased $26 million or 1%, due to the impact of three fewer days in the current quarter, partially offset by higher net interest margin. Non-interest revenue decreased $65 million or 9%, primarily due to lower card-related revenue and lower gains on investments in our commercial business. Net interest margin increased 4 basis points from the prior quarter, primarily due to higher loan and deposit margins, partially offset by loans growing faster than deposits.

Personal and Business Banking revenue decreased $65 million or 3% and Commercial Banking revenue decreased $26 million or 3%, both due to lower net interest income and non-interest revenue.

Total provision for credit losses increased $66 million from the prior quarter. The provision for credit losses on impaired loans decreased $15 million, reflecting lower provisions in both Commercial Banking and Personal and Business Banking. There was a $132 million provision for credit losses on performing loans in the current quarter, compared with a $51 million provision in the prior quarter.

Non-interest expense was relatively unchanged from prior quarter, with lower operating costs partially offset by higher technology costs.

Average gross loans and acceptances increased $2.6 billion or 1% from the prior quarter. Personal and Business Banking loan balances were relatively unchanged from the prior quarter, Commercial Banking loan balances increased 2% and credit card balances decreased 2%. Average deposits decreased $3.3 billion or 1% from the prior quarter, with lower term deposits partially offset by higher operating deposits. Personal and Business Banking deposits were relatively unchanged and Commercial Banking decreased $2.7 billion or 3%.

Q2 YTD 2025 vs. Q2 YTD 2024

Canadian P&C reported net income was $1,676 million, a decrease of $117 million or 6% from the prior year.

Total revenue was $6,039 million, an increase of $442 million or 8% from the prior year. Net interest income increased $449 million or 10%, due to higher balances and net interest margin. Non-interest revenue decreased $7 million or 1%, primarily due to lower lending fee revenue reflecting the impact of the transition of bankers’ acceptances exposures to loans, partially offset by higher deposit fee revenue and gains on investments in our commercial business. Net interest margin of 2.81% increased 2 basis points from the prior year, due to higher loan and deposit margins, partially offset by loans growing faster than deposits.

Personal and Business Banking revenue increased $314 million or 8%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $128 million or 8%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $1,150 million, an increase of $457 million from the prior year. The provision for credit losses on impaired loans was $967 million, an increase of $434 million, reflecting higher provisions in both Commercial Banking and Personal and Business Banking, driven by unsecured segments of the consumer portfolio. There was a $183 million provision for credit losses on performing loans in the current year, compared with a $160 million provision in the prior year.

Non-interest expense was $2,579 million, an increase of $153 million or 6% from the prior year, driven by higher employee-related expenses, and higher technology and operating costs.

Average gross loans and acceptances increased $20.3 billion or 6% from the prior year. Personal and Business Banking loan balances increased 6%, Commercial Banking loan balances increased 8% and credit card balances increased 8%. Average deposits increased $19.3 billion or 7% from the prior year, Personal and Business Banking deposits increased 6% and Commercial Banking deposits increased 9%.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

22 BMO Financial Group Second Quarter Report 2025

U.S. Personal and Commercial Banking (U.S. P&C) (1)

TABLE 16
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	YTD-2025	YTD-2024
Net interest income (teb) (2)	2,122	2,205	1,994	4,327	4,052
Non-interest revenue	406	471	395	877	791
Total revenue (teb) (2)	2,528	2,676	2,389	5,204	4,843
Provision for credit losses on impaired loans	247	312	288	559	471
Provision for (recovery of) credit losses on performing loans	87	102	(7)	189	100
Total provision for credit losses (PCL)	334	414	281	748	571
Non-interest expense	1,506	1,538	1,441	3,044	2,907
Income before income taxes	688	724	667	1,412	1,365
Provision for income taxes (teb) (2)	142	144	124	286	262
Reported net income	546	580	543	1,126	1,103
Dividends on preferred shares and distributions on other equity instruments	14	15	13	29	26
Net income attributable to non-controlling interest in subsidiaries	5	-	4	5	4
Net income available to common shareholders	527	565	526	1,092	1,073
Amortization of acquisition-related intangible assets (3)	72	70	69	142	144
Adjusted net income	618	650	612	1,268	1,247
Adjusted net income available to common shareholders	599	635	595	1,234	1,217
Adjusted non-interest expense	1,409	1,444	1,348	2,853	2,714
Average earning assets	223,071	227,215	215,614	225,177	213,955
Average gross loans and acceptances	212,146	215,827	203,029	214,017	203,340
Average deposits	231,173	240,658	221,216	235,994	218,155

(US$ equivalent in millions)
Net interest income (teb) (2)	1,495	1,541	1,463	3,036	3,000
Non-interest revenue	286	330	290	616	586
Total revenue (teb) (2)	1,781	1,871	1,753	3,652	3,586
Provision for credit losses on impaired loans	175	217	211	392	348
Provision for (recovery of) credit losses on performing loans	63	70	(5)	133	75
Total provision for credit losses	238	287	206	525	423
Non-interest expense	1,060	1,075	1,058	2,135	2,152
Income before income taxes	483	509	489	992	1,011
Provision for income taxes (teb) (2)	100	102	91	202	194
Reported net income	383	407	398	790	817
Dividends on preferred shares and distributions on other equity instruments	10	11	9	21	19
Net income attributable to non-controlling interest in subsidiaries	3	-	3	3	3
Net income available to common shareholders	370	396	386	766	795
Amortization of acquisition-related intangible assets (3)	50	49	51	99	107
Adjusted net income	433	456	449	889	924
Adjusted net income available to common shareholders	420	445	437	865	902
Adjusted non-interest expense	992	1,009	990	2,001	2,009

Key Performance Metrics (US$ basis)

Personal and Business Banking revenue	686	715	683	1,401	1,408
Commercial Banking revenue	1,095	1,156	1,070	2,251	2,178
Return on equity (%) (4) (5)	6.1	6.2	6.5	6.2	6.5
Adjusted return on equity (%) (4) (5)	6.9	7.0	7.3	7.0	7.4
Operating leverage (%)	1.4	3.8	(0.6)	2.6	(11.1)
Adjusted operating leverage (%)	1.3	3.1	(1.0)	2.2	(8.4)
Efficiency ratio (%)	59.5	57.5	60.3	58.5	60.0
Adjusted efficiency ratio (%)	55.7	54.0	56.4	54.8	56.0
Net interest margin on average earning assets (%)	3.90	3.85	3.76	3.88	3.81
PCL on impaired loans to average net loans and acceptances (%) (5)	0.49	0.58	0.57	0.53	0.47
Average earning assets	157,057	158,863	158,241	157,975	158,398
Average gross loans and acceptances	149,364	150,898	149,005	150,144	150,545
Average deposits	162,757	168,263	162,359	165,556	161,507

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $8 million in Q2-2025, and $9 million in both Q1-2025 and Q2-2024; and $17 million for YTD-2025 and $18 million for YTD-2024. These amounts were recorded in net interest income revenue and provision for income taxes, and were reflected in the ratios. On a source currency basis: US$6 million in each of Q2-2025, Q1-2025, and Q2-2024; and US$12 million for YTD-2025 and US$13 million for YTD-2024.

(3)

Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. On a source currency basis: US$68 million in Q2-2025, US$66 million in Q1-2025, and US $68 million in Q2-2024; and US$134 million for YTD-2025 and US$143 million for YTD-2024.

(4)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q2 2025 vs. Q2 2024

U.S. P&C reported net income was $546 million, an increase of $3 million from the prior year. The impact of the stronger U.S. dollar increased revenue, expenses and net income by 4%, respectively. All amounts in the remainder of this section are presented on a U.S. dollar basis.

Reported net income was $383 million, a decrease of $15 million or 4% from the prior year.

Total revenue was $1,781 million, an increase of $28 million or 2% from the prior year. Net interest income increased $32 million or 2%, due to higher margins. Non-interest revenue decreased $4 million or 1% from the prior year, primarily due to the impact of a loss of $35 million on the strategic sale of a non-relationship credit card portfolio in the current quarter, partially offset by higher deposit fee revenue. Net interest margin of 3.90% increased 14 basis points, primarily due to higher deposit and loan margins.

BMO Financial Group Second Quarter Report 2025 23

Personal and Business Banking revenue increased $3 million, as higher net interest income was partially offset by lower non-interest revenue. Commercial Banking revenue increased $25 million or 2%, due to higher net interest income and non-interest revenue.

Total provision for credit losses was $238 million, an increase of $32 million from the prior year. The provision for credit losses on impaired loans was $175 million, a decrease of $36 million, with lower provisions in Commercial Banking, partially offset by higher provisions in Personal and Business Banking. There was a $63 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $5 million in the prior year.

Non-interest expense was $1,060 million, relatively unchanged from the prior year, with higher employee-related expenses offset by lower operating costs.

Average gross loans and acceptances were relatively unchanged from the prior year at $149.4 billion. Personal and Business Banking loan balances increased 10% and Commercial Banking loan balances decreased 2%. Average total deposits were relatively unchanged at $162.8 billion. Personal and Business Banking deposits increased 1% and Commercial Banking deposits were relatively unchanged.

Q2 2025 vs. Q1 2025

Reported net income decreased $34 million or 6% from the prior quarter. The impact of the weaker U.S. dollar decreased revenue, expenses and net income by 1%, respectively. All amounts in the remainder of this section are presented on a U.S. dollar basis.

Reported net income decreased $24 million or 6% from the prior quarter.

Total revenue decreased $90 million or 5% from the prior quarter. Net interest income decreased $46 million or 3%, due to the impact of three fewer days in the current quarter and lower balances, partially offset by higher margins. Non-interest revenue decreased $44 million or 13%, primarily due to the loss on sale noted above and lower lending fee revenue, partially offset by higher deposit fee revenue. Net interest margin of 3.90% increased 5 basis points from the prior quarter, driven by higher deposit and loan margins, partially offset by deposits declining faster than loans, reflecting the impact of deposit optimization activities.

Personal and Business Banking revenue decreased $29 million or 4%, due to lower non-interest revenue, partially offset by higher net interest income. Commercial Banking revenue decreased $61 million or 5%, primarily due to lower net interest income and non-interest revenue.

Total provision for credit losses decreased $49 million from the prior quarter. The provision for credit losses on impaired loans decreased $42 million, due to lower provisions in both Commercial Banking and Personal and Business Banking. There was a $63 million provision for credit losses on performing loans in the current quarter, compared with a $70 million provision in the prior quarter.

Non-interest expense decreased $15 million or 1% from the prior quarter, primarily due to lower technology costs, partially offset by higher advertising costs.

Average gross loans and acceptances decreased $1.5 billion or 1% from the prior quarter. Commercial Banking loan balances decreased 1%, and Personal and Business Banking loan balances were relatively unchanged from the prior quarter. Average total deposits decreased $5.5 billion or 3% from the prior quarter. Commercial Banking deposits decreased 5% and Personal and Business Banking deposits decreased 1%.

Q2 YTD 2025 vs. Q2 YTD 2024

Reported net income was $1,126 million, an increase of $23 million or 2% from the prior year. The impact of the stronger U.S. dollar increased revenue by 6%, and increased expenses and net income by 5%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $790 million, a decrease of $27 million or 3% from the prior year.

Total revenue was $3,652 million, an increase of $66 million or 2% from the prior year. Net interest income increased $36 million or 1%, primarily due to higher deposit balances. Non-interest revenue increased $30 million or 5%, due to higher deposit and lending fee revenue, partially offset by the loss on sale noted above. Net interest margin of 3.88% increased 7 basis points, primarily due to deposits growing faster than loans and improved loan margin, partially offset by lower deposit margins.

Personal and Business Banking revenue decreased $7 million, due to lower non-interest revenue, partially offset by higher net interest income. Commercial Banking revenue increased $73 million or 3%, due to higher net interest income and non-interest revenue.

Total provision for credit losses was $525 million, an increase of $102 million from the prior year. The provision for credit losses on impaired loans was $392 million, an increase of $44 million, primarily due to higher Commercial Banking provisions. There was a $133 million provision for credit losses on performing loans in the current year, compared with a $75 million provision in the prior year.

Non-interest expense was $2,135 million, a decrease of $17 million from the prior year, reflecting lower operating costs, partially offset by higher employee-related expenses.

Average gross loans and acceptances were relatively unchanged from the prior year at $150.1 billion. Commercial loan balances decreased 2% and Personal and Business Banking balances increased 5%. Average total deposits increased $4.0 billion or 3% to $165.6 billion. Commercial Banking deposits increased 2% and Personal and Business Banking deposits increased 3%.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

24 BMO Financial Group Second Quarter Report 2025

BMO Wealth Management (1)

TABLE 17
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	YTD-2025	YTD-2024
Net interest income	369	355	322	724	647
Non-interest revenue	1,159	1,231	1,071	2,390	2,074
Total revenue	1,528	1,586	1,393	3,114	2,721
Provision for credit losses on impaired loans	2	1	6	3	9
Provision for (recovery of) credit losses on performing loans	6	(1)	(13)	5	(3)
Total provision for (recovery of) credit losses (PCL)	8	-	(7)	8	6
Non-interest expense	1,041	1,095	978	2,136	1,975
Income before income taxes	479	491	422	970	740
Provision for income taxes	118	122	102	240	180
Reported net income	361	369	320	730	560
Dividends on preferred shares and distributions on other equity instruments	3	2	2	5	4
Net income available to common shareholders	358	367	318	725	556
Amortization of acquisition-related intangible assets (2)	2	2	2	4	3
Adjusted net income	363	371	322	734	563
Adjusted net income available to common shareholders	360	369	320	729	559
Adjusted non-interest expense	1,039	1,092	975	2,131	1,971

Key Performance Metrics

Wealth and Asset Management reported net income	302	286	252	588	439
Wealth and Asset Management adjusted net income	304	288	254	592	442
Insurance reported net income (loss)	59	83	68	142	121
Return on equity (%) (3) (4)	28.9	29.0	27.2	29.0	23.7
Adjusted return on equity (%) (3) (4)	29.1	29.2	27.4	29.1	23.9
Reported efficiency ratio (%)	68.1	69.0	70.3	68.6	72.6
Adjusted efficiency ratio (%)	67.9	68.9	70.1	68.4	72.5
Operating leverage (%)	3.5	9.5	7.0	6.4	8.3
Adjusted operating leverage (%)	3.5	9.6	7.1	6.4	8.4
PCL on impaired loans to average net loans and acceptances (%) (4)	0.01	0.01	0.06	0.01	0.04
Average assets	71,033	70,005	63,673	70,511	63,093
Average gross loans and acceptances	46,592	45,953	42,310	46,267	42,063
Average deposits	68,956	67,019	60,564	67,971	60,321
Assets under administration (5)	389,320	406,313	341,422	389,320	341,422
Assets under management	437,911	450,617	385,936	437,911	385,936

U.S. Business Select Financial Data (US$ in millions)

Total revenue	202	201	184	403	379
Non-interest expense	146	150	141	296	292
Reported net income	38	39	36	77	65
Adjusted non-interest expense	144	148	139	292	289
Adjusted net income	40	40	37	80	67
Average gross loans and acceptances	11,804	11,360	10,435	11,578	10,353
Average deposits	11,754	11,942	11,346	11,849	11,452

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(3)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(4)	Return on equity and PCL ratios are presented on an annualized basis.
(5)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q2 2025 vs. Q2 2024

BMO Wealth Management reported net income was $361 million, an increase of $41 million or 13% from the prior year. Wealth and Asset Management reported net income was $302 million, an increase of $50 million or 20%, and Insurance net income was $59 million, a decrease of $9 million or 13%.

Total revenue was $1,528 million, an increase of $135 million or 10% from the prior year. Revenue in Wealth and Asset Management was $1,433 million, an increase of $142 million or 11%, primarily due to the impact of stronger global markets and net sales, strong growth in loan and deposit balances and the impact of the stronger U.S. dollar. Insurance revenue was $95 million, a decrease of $7 million or 6%, primarily due to unfavourable market movements in the current quarter.

Total provision for credit losses was $8 million, compared with a recovery of $7 million in the prior year.

Non-interest expense was $1,041 million, an increase of $63 million or 6%, primarily due to higher employee-related expenses, including higher revenue-based costs and investment in talent, and the impact of the stronger U.S. dollar.

Assets under management increased $52.0 billion or 13% from the prior year to $437.9 billion and assets under administration increased $47.9 billion or 14% to $389.3 billion, driven by stronger global markets and higher net client assets. Average gross loans increased 10% and average deposits increased 14%.

Q2 2025 vs. Q1 2025

Reported net income decreased $8 million or 2% from the prior quarter. Wealth and Asset Management reported net income increased $16 million or 6% from the prior quarter, and Insurance net income decreased $24 million or 30%.

Total revenue decreased $58 million or 4% from the prior quarter. Wealth and Asset Management revenue decreased $19 million or 1%, primarily due to the impact of three fewer days in the current quarter and the impact of weaker global markets, partially offset by the impact of net sales and balance growth.

BMO Financial Group Second Quarter Report 2025 25

Insurance revenue decreased $39 million or 28%, primarily due to unfavourable market movements in the current quarter relative to the prior quarter.

Total provision for credit losses increased $8 million from the prior quarter.

Non-interest expense decreased $54 million or 5%, primarily due to the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Assets under management decreased $12.7 billion or 3% from the prior quarter and assets under administration decreased $17.0 billion or 4%, driven by weaker global markets and the impact of foreign exchange movements, partially offset by higher net client assets. Average gross loans increased 1% and average deposits increased 3%.

Q2 YTD 2025 vs. Q2 YTD 2024

Reported net income was $730 million, an increase of $170 million or 30% from the prior year. Wealth and Asset Management reported net income was $588 million, an increase of $149 million or 34%, and Insurance net income was $142 million, an increase of $21 million or 18% from the prior year.

Total revenue was $3,114 million, an increase of $393 million or 14%. Revenue in Wealth and Asset Management was $2,885 million, an increase of $347 million or 14%, primarily due to the impact of stronger global markets and net sales, strong growth in loan and deposit balances, higher transaction revenue, as well as the impact of the stronger U.S. dollar. Insurance revenue was $229 million, an increase of $46 million or 25%, primarily due to favourable market movements in the current year.

Total provision for credit losses was $8 million, an increase of $2 million from the prior year.

Non-interest expense was $2,136 million, an increase of $161 million or 8%, primarily due to higher employee-related expenses, including higher revenue-based costs, investment in talent and the impact of the stronger U.S. dollar.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

BMO Capital Markets (1)

TABLE 18
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	YTD-2025	YTD-2024
Net interest income (teb) (2)	474	699	358	1,173	863
Non-interest revenue	1,305	1,374	1,303	2,679	2,387
Total revenue (teb) (2)	1,779	2,073	1,661	3,852	3,250
Provision for credit losses on impaired loans	28	35	61	63	72
Provision for (recovery of) credit losses on performing loans	73	11	(9)	84	(42)
Total provision for credit losses (PCL)	101	46	52	147	30
Non-interest expense	1,100	1,255	1,028	2,355	2,144
Income before income taxes	578	772	581	1,350	1,076
Provision for income taxes (teb) (2)	147	185	122	332	224
Reported net income	431	587	459	1,018	852
Dividends on preferred shares and distributions on other equity instruments	10	10	9	20	18
Net income available to common shareholders	421	577	450	998	834
Acquisition and integration costs (3)	-	-	2	-	12
Amortization of acquisition-related intangible assets (4)	3	4	5	7	10
Adjusted net income	434	591	466	1,025	874
Adjusted net income available to common shareholders	424	581	457	1,005	856
Adjusted non-interest expense	1,095	1,250	1,019	2,345	2,114

Key Performance Metrics

Global Markets revenue	1,150	1,361	1,008	2,511	1,960
Investment and Corporate Banking revenue	629	712	653	1,341	1,290
Return on equity (%) (5) (6)	12.4	16.9	14.1	14.6	12.8
Adjusted return on equity (%) (5) (6)	12.5	17.0	14.3	14.8	13.1
Operating leverage (teb) (%)	-	18.0	8.2	8.6	(0.5)
Adjusted operating leverage (teb) (%)	(0.5)	16.4	8.1	7.6	-
Efficiency ratio (teb) (%)	61.9	60.5	61.9	61.2	66.0
Adjusted efficiency ratio (teb) (%)	61.6	60.3	61.3	60.9	65.0
PCL on impaired loans to average net loans and acceptances (%) (6)	0.13	0.16	0.29	0.15	0.18
Average assets	564,034	578,930	455,916	571,605	446,962
Average gross loans and acceptances	82,193	86,575	82,878	84,419	82,558

U.S. Business Select Financial Data (US$ in millions)

Total revenue (teb)	600	778	577	1,378	1,167
Non-interest expense	382	441	378	823	807
Reported net income	118	241	121	359	252
Adjusted non-interest expense	379	439	374	818	793
Adjusted net income	120	243	124	363	262
Average assets	200,885	201,230	149,206	201,060	145,430
Average gross loans and acceptances	30,898	31,763	31,760	31,338	31,637

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Beginning January 1, 2024, we treated certain Canadian dividends as non-deductible for tax purposes, due to legislation that was enacted in the third quarter of fiscal 2024. As a result, we no longer report this revenue on a taxable equivalent basis (teb): $2 million in Q2-2025; $nil in Q1-2025, $2 million in Q2-2024; and $2 million for YTD-2025 and $21 million for YTD-2024. These amounts were recorded in net interest income and provision for income taxes, and reflected in the ratios. For further information, refer to the Other Regulatory Developments section of BMO’s 2024 Annual MD&A.

(3)	Clearpool and Radicle pre-tax acquisition and integration costs, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.

26 BMO Financial Group Second Quarter Report 2025

(5)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(6)	Return on equity and PCL ratios are presented on an annualized basis.

Q2 2025 vs. Q2 2024

BMO Capital Markets reported net income was $431 million, a decrease of $28 million or 6% from the prior year.

Total revenue was $1,779 million, an increase of $118 million or 7% from the prior year. Global Markets revenue increased $142 million or 14%, reflecting strong performance in trading revenue, primarily in commodities, and the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue decreased $24 million or 4% from the prior year, primarily due to higher markdowns on fair value loans and lower net gains on investments, partially offset by higher advisory fee revenue, corporate banking revenue and the impact of the stronger U.S. dollar.

Total provision for credit losses was $101 million, an increase of $49 million from the prior year. The provision for credit losses on impaired loans was $28 million, a decrease of $33 million. There was a provision of $73 million for credit losses on performing loans, compared with a recovery of $9 million in the prior year.

Non-interest expense was $1,100 million, an increase of $72 million or 7% from the prior year, driven by higher employee-related expenses and the impact of the stronger U.S. dollar.

Average gross loans and acceptances of $82.2 billion, decreased $0.7 billion or 1% from the prior year.

Q2 2025 vs. Q1 2025

Reported net income decreased $156 million or 27% from the prior quarter.

Total revenue decreased $294 million or 14% from the prior quarter. Global Markets revenue decreased $211 million or 16%, primarily due to lower equities and interest rate trading revenue. Investment and Corporate Banking revenue decreased $83 million or 12%, primarily due to higher markdowns on fair value loans, lower net gains on investments and lower corporate banking revenue, partially offset by higher advisory fee revenue.

Total provision for credit losses was $101 million, an increase of $55 million from the prior quarter. The provision for credit losses on impaired loans was $28 million, a decrease of $7 million. There was a provision of $73 million for credit losses on performing loans, compared with a $11 million provision in the prior quarter.

Non-interest expense decreased $155 million or 12% from the prior quarter, driven by lower performance-based compensation and the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average gross loans and acceptances decreased $4.4 billion or 5% from the prior quarter.

Q2 YTD 2025 vs. Q2 YTD 2024

Reported net income was $1,018 million, an increase of $166 million or 20% from the prior year.

Total revenue was $3,852 million, an increase of $602 million or 19% from the prior year. Global Markets revenue increased $551 million or 28%, reflecting strong trading performance across all products and the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased $51 million or 4% from the prior year, reflecting higher advisory fee revenue, corporate banking revenue and the impact of the stronger U.S. dollar, partially offset by higher markdowns on fair value loans and lower net gains on investments.

Total provision for credit losses was $147 million, an increase of $117 million from the prior year. The provision for credit losses on impaired loans was $63 million, a decrease of $9 million. There was a provision of $84 million for credit losses on performing loans, compared with a recovery of $42 million in the prior year.

Non-interest expense was $2,355 million, an increase of $211 million or 10% from the prior year, driven by higher performance-based compensation and technology costs, and the impact of the stronger U.S. dollar.

Average gross loans and acceptances of $84.4 billion increased $1.9 billion or 2% from the prior year.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

BMO Financial Group Second Quarter Report 2025 27

Corporate Services (1)

TABLE 19
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	YTD-2025	YTD-2024
Net interest income before group teb offset	(217)	(237)	(302)	(454)	(582)
Group teb offset	(10)	(9)	(11)	(19)	(39)
Net interest income (teb)	(227)	(246)	(313)	(473)	(621)
Non-interest revenue	97	112	25	209	(144)
Total revenue (teb)	(130)	(134)	(288)	(264)	(765)
Provision for credit losses on impaired loans	12	20	8	32	46
Provision for (recovery of) credit losses on performing loans	(9)	(11)	(27)	(20)	(14)
Total provision for (recovery of) credit losses	3	9	(19)	12	32
Non-interest expense	83	249	181	332	781
Income (loss) before income taxes	(216)	(392)	(450)	(608)	(1,578)
Provision for (recovery of) income taxes (teb)	(58)	(100)	(122)	(158)	(428)
Reported net income (loss)	(158)	(292)	(328)	(450)	(1,150)
Dividends on preferred shares and distributions on other equity instruments	104	26	108	130	114
Net income (loss) attributable to non-controlling interest in subsidiaries	(3)	4	-	1	2
Net loss available to common shareholders	(259)	(322)	(436)	(581)	(1,266)
Acquisition and integration costs/reversal (2)	(1)	7	22	6	68
Legal provision/reversal (including related interest expense and legal fees)	-	-	12	-	23
Impact of loan portfolio sale	-	-	-	-	136
FDIC special assessment	4	(5)	50	(1)	363
Impact of alignment of accounting policies	-	70	-	70	-
Adjusted net loss	(155)	(220)	(244)	(375)	(560)
Adjusted net loss available to common shareholders	(256)	(250)	(352)	(506)	(676)
Adjusted total revenue (teb) (3)	(130)	(134)	(274)	(264)	(573)
Adjusted non-interest expense	80	150	83	230	204

U.S. Business Select Financial Data (US$ in millions)

Total revenue	16	(19)	57	(3)	(49)
Total provision for (recovery of) credit losses	(2)	4	(16)	2	3
Non-interest expense	57	57	70	114	475
Provision for (recovery of) income taxes (teb)	(15)	(32)	(1)	(47)	(136)
Reported net income (loss)	(24)	(48)	4	(72)	(391)
Adjusted total revenue	16	(19)	68	(3)	94
Adjusted non-interest expense	55	21	(1)	76	50
Adjusted net income (loss)	(22)	(22)	66	(44)	46

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs/reversal related to the acquisition of Bank of the West, recorded in non-interest expense.
(3)

Group taxable equivalent basis (teb) offset amounts recorded in revenue and provision for (recovery of) income taxes: $10 million in Q2-2025; $9 million in Q1-2025 and $11 million in Q2-2024; and $19 million for YTD-2025 and $39 million for YTD-2024.

Q2 2025 vs. Q2 2024

Corporate Services reported net loss was $158 million, compared with reported net loss of $328 million in the prior year, and adjusted net loss was $155 million, compared with adjusted net loss of $244 million in the prior year.

The lower reported net loss was primarily due to the impact of a higher FDIC special assessment and acquisition and integration costs in the prior year. The lower adjusted net loss, which excluded the above items, was driven by higher revenue, primarily due to the impact of treasury-related activities.

Q2 2025 vs. Q1 2025

Reported net loss was $158 million, compared with reported net loss of $292 million in the prior quarter, and adjusted net loss was $155 million, compared with adjusted net loss of $220 million in the prior quarter.

Reported net income in the prior quarter included the impact of alignment of accounting policies for employee vacation across legal entities. On an adjusted basis, the lower net loss was primarily driven by lower expenses, due to the seasonal impact of employee benefits that are expensed in the first quarter of each year.

Q2 YTD 2025 vs. Q2 YTD 2024

Reported net loss was $450 million, compared with reported net loss of $1,150 million in the prior year. The lower reported net loss primarily reflected the net accounting loss related to the sale of a portfolio of recreational vehicle loans in the prior year, partially offset by the impact of alignment of accounting policies for employee vacation across legal entities in the current year, lower acquisition and integration costs, and a lower impact of the FDIC special assessment.

Adjusted net loss was $375 million, compared with adjusted net loss of $560 million in the prior year. Adjusted net loss excluded the items noted above, with the decrease driven by higher revenue reflecting the impact of treasury-related activities, partially offset by higher expenses, including the impact of the consolidation of certain U.S. retirement benefit plans in the prior year.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Review of Operating Groups’ Performance section.

28 BMO Financial Group Second Quarter Report 2025

Summary Quarterly Earnings Trends (1)

TABLE 20
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q4-2024	Q3-2024	Q2-2024	Q1-2024	Q4-2023	Q3-2023
Net interest income	5,097	5,398	5,438	4,794	4,515	4,721	4,941	4,905
Non-interest revenue	3,582	3,868	3,519	3,398	3,459	2,951	3,378	3,147
Revenue	8,679	9,266	8,957	8,192	7,974	7,672	8,319	8,052
Provision for credit losses on impaired loans	765	859	1,107	828	658	473	408	333
Provision for credit losses on performing loans	289	152	416	78	47	154	38	159
Total provision for credit losses	1,054	1,011	1,523	906	705	627	446	492
Non-interest expense	5,019	5,427	4,427	4,839	4,844	5,389	5,679	5,572
Income before income taxes	2,606	2,828	3,007	2,447	2,425	1,656	2,194	1,988
Provision for income taxes	644	690	703	582	559	364	484	423
Reported net income (see below)	1,962	2,138	2,304	1,865	1,866	1,292	1,710	1,565
Acquisition and integration costs/reversal	(1)	7	27	19	26	57	433	370
Amortization of acquisition-related intangible assets	81	79	92	79	79	84	88	85
Legal provision/reversal (including related interest expense and legal fees)	-	-	(870)	13	12	11	12	(3)
Impact of loan portfolio sale	-	-	-	-	-	136	-	-
FDIC special assessment	4	(5)	(11)	5	50	313	-	-
Impact of Canadian tax measures	-	-	-	-	-	-	-	131
Impact of alignment of accounting policies	-	70	-	-	-	-	-	-
Adjusted net income	2,046	2,289	1,542	1,981	2,033	1,893	2,243	2,148

Operating Group Reported Revenue

Canadian P&C	2,974	3,065	2,934	2,908	2,819	2,778	2,796	2,716
U.S. P&C	2,528	2,676	2,468	2,453	2,389	2,454	2,488	2,414
BMO Wealth Management	1,528	1,586	1,486	1,439	1,393	1,328	1,465	1,525
BMO Capital Markets	1,779	2,073	1,600	1,666	1,661	1,589	1,651	1,463
Corporate Services	(130)	(134)	469	(274)	(288)	(477)	(81)	(66)
Total revenue	8,679	9,266	8,957	8,192	7,974	7,672	8,319	8,052

Key Performance Metrics

Diluted earnings per share ($) (2)	2.50	2.83	2.94	2.48	2.36	1.73	2.19	2.12
Adjusted diluted earnings per share ($)	2.62	3.04	1.90	2.64	2.59	2.56	2.93	2.94
PCL-to-average net loans and acceptances (annualized) (%)	0.63	0.58	0.91	0.54	0.44	0.38	0.27	0.30
Effective tax rate (%)	24.70	24.39	23.37	23.80	23.07	21.95	22.07	21.31
Adjusted effective tax rate (%)	24.73	24.52	21.71	23.89	23.27	22.43	22.95	22.08
Canadian/U.S. dollar average exchange rate ($)	1.4203	1.4303	1.3641	1.3705	1.3625	1.3392	1.3648	1.3331

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information on adjusting items, refer to the Non-GAAP and Other Financial Measures sections in both this document and BMO’s 2024 Annual Report. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.

 Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policy.

Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to employee benefits and stock-based compensation for employees eligible to retire which are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation, primarily changes in the U.S. dollar relative to the Canadian dollar. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. The table above outlines summary results for the third quarter of fiscal 2023 through the second quarter of fiscal 2025.

A number of specified items impacted reported results in certain quarters. The first quarter of fiscal 2025 included the impact of aligning accounting policies for employee vacation across legal entities. The fourth quarter of fiscal 2024 included a reversal of a fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank. Fiscal 2024 and fiscal 2025 included the impact of a FDIC special assessment in each quarter. The first quarter of fiscal 2024 included a loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization. The third quarter of fiscal 2023 included the impact of certain tax measures enacted by the Canadian government. All periods included acquisition and integration costs, as well as the amortization of acquisition-related intangible assets and any impairments.

Financial performance benefitted from the strength and diversification of our businesses.

Revenue growth in Canadian P&C reflected good customer acquisition and volume growth, with higher net interest margin. U.S. P&C revenue performance has been impacted by muted industry loan demand over the period with the last three quarters benefitting from higher net interest margin. In BMO Wealth Management, revenue in Wealth and Asset Management benefitted from stronger global markets and steady growth in client assets, while high interest rates resulted in a shift in deposit mix to term deposits and reduced margins, a trend that abated in the first quarter of fiscal 2025 with reductions in the Bank of Canada rate policy. Insurance revenue is subject to variability resulting from market-related impacts. BMO Capital Markets’ revenue is largely driven by market conditions that affect client activity. Trading activity reflected strong performance in the first half of 2025, driven by stronger client flows, while underwriting and advisory activity has improved moderately.

Credit outcomes in both wholesale and consumer portfolios included the impact of a higher interest rate environment, resulting in higher provisions on impaired loans. Impaired provisions have decreased since the fourth quarter of fiscal 2024. Provisions on performing loans have been impacted by credit migration, uncertain credit conditions and changes in the macro-economic outlook.

Non-interest expense reflected strong expense management, while we continue to invest in our business to drive revenue growth. The first quarter of fiscal 2025 included the impact of aligning accounting policies for employee vacation across legal entities. The fourth quarter of fiscal 2024 benefitted from the reversal of the fiscal 2022 legal provision. The third quarter of fiscal 2023 included severance costs associated with accelerating operational efficiencies across

BMO Financial Group Second Quarter Report 2025 29

the enterprise, which combined with the benefit of realized cost synergies related to the acquisition of Bank of the West, have tempered expense growth in recent quarters.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by the elimination of the income tax deduction for certain Canadian dividends in fiscal 2024 and the implementation of the global minimum tax rules beginning the first quarter of fiscal 2025.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Summary Quarterly Earnings Trend section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2024, as described in Note 28 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2024 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customers’ needs. We do not consolidate our customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2024.

Accounting Policies and Critical Accounting Estimates and Judgments

Material accounting policies are described in BMO’s 2024 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2024, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review the discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, remaining lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. A significant increase in credit risk considers many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as delinquency and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. In the current quarter, we applied experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions may change over time, and the impact of any such change will be recorded in future periods.

In establishing our allowance for performing loans, we attach probability weightings to economic scenarios which are representative of our view of economic and market conditions at the reporting date. The base scenario represents our view of the most probable outcome, as well as upside, downside, and severe downside scenarios, all developed by our Economics group.

When changes in economic performance are assessed, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity market and volatility indices, corporate credit spreads, unemployment rates, housing prices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single variable to which the allowance is sensitive.

Our total allowance for credit losses as at April 30, 2025, was $5,616 million ($4,936 million as at October 31, 2024) and comprised an allowance on performing loans of $4,638 million and an allowance on impaired loans of $978 million ($4,205 million and $731 million, respectively, as at October 31, 2024). The allowance on performing loans increased $433 million from the fourth quarter of 2024, largely driven by changes in the macro-economic outlook, portfolio credit migration, and the impact of the uncertain economic environment on future credit conditions, partially offset by lower balances in certain portfolios and movements in foreign exchange rates.

30 BMO Financial Group Second Quarter Report 2025

Information on the Provision for Credit Losses for the three and six months ended April 30, 2025, can be found in the Total Provision for Credit Losses section.

For additional information, refer to the Risk Management section, Allowance for Credit Losses section of BMO’s 2024 Annual Report, Note 4 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2024 Annual Report.

Sustainability-Related Regulatory Developments

In March 2025, OSFI released updates to Guideline B-15, Climate Risk Management, to align with the requirements of the Canadian Sustainability Standards Board standards. Key updates include delaying the implementation date for disclosing Scope 3 greenhouse gas emissions and industry-based metrics by three years to fiscal 2028. We have incorporated these updates into our implementation plans accordingly.

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational non-financial, including artificial intelligence, cyber, information and other technology-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report. These risks have the potential to materially impact BMO’s financial results, our operational efficiency, strategic direction or reputation. We continue to monitor the environment in which the bank operates, in order to identify and respond to any adverse developments, such as changes in general economic conditions and trade disputes, as well as potential changes to U.S. tax legislation, and take appropriate steps to reduce the impact on our results. For developments on general economic conditions and trade disputes, refer to the Economic Developments and Outlook section.

Real Estate Secured Lending

Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

TABLE 22
(Canadian $ in millions, except as noted)	Residential mortgages	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at April 30, 2025	160,938	36,774	197,712	13,784	211,496
As at January 31, 2025	160,123	36,360	196,483	13,548	210,031

BMO Financial Group Second Quarter Report 2025 31

Residential Mortgages (1)

TABLE 23
	As at April 30, 2025					As at January 31, 2025
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,233	3,924	7,157	3.7%	70%	3,304	3,838	7,142	3.7%	69%
Quebec	8,501	13,608	22,109	11.4%	71%	8,738	13,580	22,318	11.5%	71%
Ontario	14,166	66,762	80,928	41.7%	70%	14,243	65,436	79,679	41.0%	71%
Alberta	9,397	8,372	17,769	9.2%	73%	9,532	8,232	17,764	9.1%	73%
British Columbia	4,412	24,790	29,202	15.1%	68%	4,488	24,927	29,415	15.1%	68%
All other Canada	2,131	1,642	3,773	1.9%	72%	2,167	1,638	3,805	2.0%	72%
Total Canada	41,840	119,098	160,938	83.0%	70%	42,472	117,651	160,123	82.4%	70%
United States	61	32,815	32,876	17.0%	72%	64	34,106	34,170	17.6%	71%
Total	41,901	151,913	193,814	100%	70%	42,536	151,757	194,293	100%	71%

(1)	Reporting methodologies are in accordance with OSFI’s Residential Mortgage Underwriting Practices and Procedures (B-20) Guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	Insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)	Loan-to-value (LTV) is based on original outstanding balances for mortgages and authorized amounts for HELOCs, divided by the value of the collateral at point of origination.

Home Equity Lines of Credit (1)

TABLE 24
	As at April 30, 2025					As at January 31, 2025
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (4)	Outstanding Balances	%	Authorizations	%	Average LTV (4)
Atlantic	1,088	1.9%	2,098	1.8%	64%	1,072	1.9%	2,064	1.7%	63%
Quebec	9,170	16.0%	18,675	15.8%	69%	9,145	16.1%	18,513	15.7%	67%
Ontario	25,619	44.9%	48,003	40.7%	63%	25,288	44.6%	47,540	40.3%	62%
Alberta	3,206	5.6%	7,239	6.1%	62%	3,171	5.6%	7,171	6.1%	60%
British Columbia	10,752	18.8%	20,479	17.3%	62%	10,513	18.5%	20,113	17.0%	61%
All other Canada	723	1.3%	1,484	1.3%	70%	719	1.3%	1,481	1.3%	67%
Total Canada	50,558	88.5%	97,978	83.0%	64%	49,908	88.0%	96,882	82.1%	62%
United States	6,578	11.5%	20,092	17.0%	57%	6,806	12.0%	21,095	17.9%	58%
Total	57,136	100%	118,070	100%	62%	56,714	100%	117,977	100%	62%

 Refer to footnote references in the Residential Mortgages table above.

Residential Mortgages by Remaining Term of Amortization (1) (2)

TABLE 25
	As at April 30, 2025
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.8%	7.4%	18.3%	36.0%	25.3%	2.5%	7.0%
United States (4)	0.3%	1.6%	3.7%	2.5%	9.1%	82.6%	0.1%	0.1%
Total	0.7%	2.6%	6.8%	15.6%	31.4%	35.0%	2.1%	5.8%

	As at January 31, 2025
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.7%	7.2%	18.1%	35.7%	25.5%	2.4%	7.7%
United States (4)	0.3%	1.7%	3.8%	2.5%	8.9%	82.6%	0.1%	0.1%
Total	0.7%	2.5%	6.6%	15.3%	31.0%	35.6%	2.0%	6.3%

(1)	In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. The contractual payment schedule is used in the United States.
(2)	Reporting methodologies are in accordance with OSFI’s B-20 Guideline.
(3)

As a result of increases in interest rates, the portfolio included $0.1 billion ($2.6 billion as at January 31, 2025) of variable-rate mortgages in negative amortization, with all of the contractual payments in the current period being applied to interest, and the portion of interest due that is not met by each payment added to the principal.

(4)

A large proportion of U.S.-based mortgages in the longer-amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

32 BMO Financial Group Second Quarter Report 2025

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our total net exposure to these regions is set out in the table below.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported at fair value. Derivatives exposures incorporate transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

TABLE 26
	As at April 30, 2025													As at January 31, 2025
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives				Total Net Exposure	Total Net Exposure
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Europe (excluding United Kingdom)	709	2,974	-	3,683	948	172	5,837	6,957	982	318	63	1,363	12,003	7,879
United Kingdom	46	6,599	549	7,194	177	124	1,348	1,649	198	678	52	928	9,771	9,464
Latin America	2,589	5,238	-	7,827	-	46	-	46	6	198	12	216	8,089	8,694
Asia-Pacific	2,378	2,453	142	4,973	654	10	1,834	2,498	406	223	128	757	8,228	10,868
Africa and Middle East	1,488	924	104	2,516	-	17	10	27	3	1	1,725	1,729	4,272	4,134
Other (1)	-	1	14	15	175	-	3,961	4,136	8	-	521	529	4,680	5,932
Total	7,210	18,189	809	26,208	1,954	369	12,990	15,313	1,603	1,418	2,501	5,522	47,043	46,971

(1)	Primarily exposure to supranational entities.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2024 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

TABLE 27
	As at April 30, 2025				As at October 31, 2024
	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk

Cash and cash equivalents	65,362	-	65,362	-	65,098	-	65,098	-	Interest rate
Interest bearing deposits with banks	3,215	257	2,958	-	3,640	201	3,439	-	Interest rate
Securities	400,025	150,273	249,752	-	396,880	153,833	243,047	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	119,487	-	119,487	-	110,907	-	110,907	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	675,704	5,132	670,572	-	678,016	6,085	671,931	-	Interest rate, foreign exchange
Derivative instruments	49,726	43,464	6,262	-	47,253	42,879	4,374	-	Interest rate, foreign exchange
Customers’ liabilities under acceptances	438	-	438	-	359	-	359	-	Interest rate
Other assets	126,312	11,345	11,930	103,037	107,494	9,783	11,001	86,710	Interest rate
Total assets	1,440,269	210,471	1,126,761	103,037	1,409,647	212,781	1,110,156	86,710

Liabilities Subject to Market Risk

Deposits	958,267	46,909	911,358	-	982,440	45,223	937,217	-	Interest rate, foreign exchange
Derivative instruments	57,727	54,088	3,639	-	58,303	54,713	3,590	-	Interest rate, foreign exchange
Acceptances	438	-	438	-	359	-	359	-	Interest rate
Securities sold but not yet purchased	53,422	53,422	-	-	35,030	35,030	-	-	Interest rate
Securities lent or sold under repurchase agreements	118,949	-	118,949	-	110,791	-	110,791	-	Interest rate
Other liabilities	155,893	-	90,011	65,882	130,061	-	78,583	51,478	Interest rate
Subordinated debt	9,740	-	9,740	-	8,377	-	8,377	-	Interest rate
Total liabilities	1,354,436	154,419	1,134,135	65,882	1,325,361	134,966	1,138,917	51,478

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2025 33

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) decreased quarter-over-quarter, primarily due to lower equity exposures, partially offset by higher market volatility and changes in commodity exposures.

Total Trading Value at Risk (1)

TABLE 28
	For the quarter ended April 30, 2025				January 31, 2025	April 30, 2024
	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	5.7	8.7	15.1	5.7	3.4	3.5
Equity VaR	20.9	20.6	35.7	14.5	26.1	15.7
Foreign exchange VaR	1.8	2.1	5.1	0.8	1.6	0.8
Interest rate VaR (2)	28.0	28.5	33.1	22.8	29.2	28.5
Diversification	(18.0)	(22.5)	nm	nm	(21.0)	(16.5)
Total Trading VaR	38.4	37.4	46.7	31.5	39.3	32.0

(1)	One-day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2)	Interest rate VaR includes general credit spread risk.

 nm – not meaningful

Structural (Non-Trading) Market Risk

Our structural market risk strategy and profile remains consistent with prior periods. The net balance sheet is fully invested in an intermediate duration target interest rate profile. Structural economic value exposure to rising rates remained relatively unchanged relative to January 31, 2025. Structural economic value benefit to falling rates decreased, compared with January 31, 2025, primarily due to modelled deposit pricing being less rate-sensitive at lower projected interest rate levels following the decrease in U.S. term market rates during the current quarter.

Structural earnings benefit to rising interest rates decreased modestly, compared with January 31, 2025, reflecting lower asset sensitivity. Structural earnings exposure to falling interest rates remained relatively unchanged, relative to January 31, 2025.

Structural Interest Rate Sensitivity (1) (2)

TABLE 29
	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			April 30, 2025	January 31, 2025	April 30, 2024			April 30, 2025	January 31, 2025	April 30, 2024
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(734)	(869)	(1,603)	(1,627)	(2,008)	112	193	305	357	257
100 basis point decrease	655	93	747	842	1,447	(84)	(158)	(242)	(236)	(270)

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)	Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period, using a constant balance sheet.
(3)	Includes Canadian dollar and other currencies.

Insurance Market Risk

Insurance market risk includes interest rate and equity market risk arising from the activities of our BMO Insurance business. We entered into hedging arrangements to mitigate the impact of changes in interest rates on our earnings. The impact of insurance market risk on earnings is reflected in insurance investment results on our Consolidated Statement of Income. The impact of insurance market risk is not reflected in the Structural Interest Rate Sensitivity table above.

The table below reflects the estimated immediate impact on, or sensitivity of, our income before tax to changes in interest rates, including the estimated impact of the above hedging arrangements, and our exposure to equity price risk arising from our investment in equity securities.

TABLE 30
(Pre-tax Canadian $ in millions)	As at April 30, 2025	As at January 31, 2025
Interest Rate Sensitivity (1) (2)
50 basis point increase	-	3
50 basis point decrease	(1)	(3)

Equity Market Sensitivity (3)
10% increase	28	28
10% decrease	(26)	(29)

(1)	Estimated impact on, or sensitivity of, income before tax to a 50 basis point increase or decrease in interest rates.
(2)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at the end of the period with no change in the ultimate risk-free rate.
(3)

Estimated impact on, or sensitivity of, income before tax to a 10% increase or decrease in our exposure to equity price risk arising from our investment in equity securities at the reporting date, assuming all other variables remain constant.

Caution

This Market Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

34 BMO Financial Group Second Quarter Report 2025

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the second quarter of 2025. Customer loans and deposits and wholesale funding declined, primarily due to the impact of the weaker U.S. dollar. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada, the United States and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $370.1 billion as at April 30, 2025, compared with $395.0 billion as at January 31, 2025. The decrease in unencumbered liquid assets was due to lower cash and securities balances, and the impact of the weaker U.S. dollar.

Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A., and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England’s Sterling Monetary Framework, and European Central Bank standby liquidity facilities. We do not consider central bank facilities as a source of available liquidity when assessing the soundness of our liquidity position.

In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

Liquid Assets

TABLE 31
	As at April 30, 2025					As at January 31, 2025
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)
Cash and cash equivalents	65,362	-	65,362	82	65,280	76,367
Deposits with other banks	3,215	-	3,215	-	3,215	3,339
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	185,176	106,463	291,639	148,967	142,672	139,559
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	119,326	11,310	130,636	68,088	62,548	67,011
Corporate and other debt	37,052	20,620	57,672	19,785	37,887	45,965
Corporate equity	58,471	62,906	121,377	83,679	37,698	42,264
Total securities and securities borrowed or purchased under resale agreements	400,025	201,299	601,324	320,519	280,805	294,799
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	26,092	-	26,092	5,297	20,795	20,529
Total liquid assets	494,694	201,299	695,993	325,898	370,095	395,034

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Risk Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

BMO Financial Group Second Quarter Report 2025 35

Asset Encumbrance

TABLE 32
		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2025	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	68,577	-	82	-	68,495
Securities (5)	627,416	240,980	84,836	24,925	276,675
Loans	649,612	65,022	1,828	431,366	151,396
Other assets
Derivative instruments	49,726	-	-	49,726	-
Customers’ liability under acceptances	438	-	-	438	-
Premises and equipment	6,161	-	-	6,161	-
Goodwill	16,630	-	-	16,630	-
Intangible assets	4,824	-	-	4,824	-
Current tax assets	1,620	-	-	1,620	-
Deferred tax assets	2,641	-	-	2,641	-
Receivable from brokers, dealers and clients	48,401	-	-	48,401	-
Other	46,035	10,991	-	35,044	-
Total other assets	176,476	10,991	-	165,485	-
Total assets	1,522,081	316,993	86,746	621,776	496,566

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at January 31, 2025	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	79,799	-	93	-	79,706
Securities (5)	635,527	249,990	70,209	25,855	289,473
Loans	662,890	67,558	1,728	439,422	154,182
Other assets
Derivative instruments	52,513	-	-	52,513	-
Customers’ liability under acceptances	521	-	-	521	-
Premises and equipment	6,312	-	-	6,312	-
Goodwill	17,485	-	-	17,485	-
Intangible assets	5,002	-	-	5,002	-
Current tax assets	2,105	-	-	2,105	-
Deferred tax assets	2,916	-	-	2,916	-
Receivable from brokers, dealers and clients	38,057	-	-	38,057	-
Other	52,969	15,136	-	37,833	-
Total other assets	177,880	15,136	-	162,744	-
Total assets	1,556,096	332,684	72,030	628,021	523,361

(1)	Gross assets includes on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $24.9 billion as at April 30, 2025, and include securities held at BMO’s insurance subsidiary, seller financing securities and certain investments held at our merchant banking business. Other unencumbered assets include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Net Unencumbered Liquid Assets by Legal Entity

TABLE 33
(Canadian $ in millions)	As at April 30, 2025	As at January 31, 2025
BMO (parent)	218,200	239,323
BMO Bank N.A.	120,117	132,135
Broker dealers	31,778	23,576
Total net unencumbered liquid assets by legal entity	370,095	395,034

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $697.0 billion as at April 30, 2025, decreasing from $722.7 billion as at January 31, 2025, primarily driven by the impact of the weaker U.S. dollar.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $258.8 billion as at April 30, 2025, with $71.7 billion sourced as secured funding and $187.1 billion sourced as unsecured funding. Wholesale funding outstanding decreased from $263.4 billion as at January 31, 2025, primarily due to the impact of the weaker U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $370.1 billion as at April 30, 2025, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

36 BMO Financial Group Second Quarter Report 2025

Wholesale Funding Maturities (1)

TABLE 34

	As at April 30, 2025								As at January 31, 2025
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	1,662	1,546	892	552	4,652	-	-	4,652	4,887
Certificates of deposit and commercial paper	12,336	21,001	18,576	36,156	88,069	1,529	-	89,598	93,233
Bearer deposit notes	1,269	1,004	900	500	3,673	-	-	3,673	3,320
Asset-backed commercial paper (ABCP)	1,886	3,992	6,694	1,070	13,642	-	-	13,642	12,038
Senior unsecured medium-term notes	2,068	5,152	5,264	2,893	15,377	16,821	31,551	63,749	66,938
Senior unsecured structured notes (2)	156	169	3	382	710	833	14,194	15,737	16,304
Secured funding
Mortgage and HELOC securitizations	-	1,320	154	1,075	2,549	2,396	14,097	19,042	19,140
Covered bonds	-	3,446	618	5,190	9,254	12,859	5,469	27,582	27,157
Other asset-backed securitizations (3)	-	-	-	802	802	875	4,814	6,491	6,939
Federal Home Loan Bank advances	-	-	1,447	10	1,457	2,068	1,379	4,904	4,863
Subordinated debt	-	-	-	25	25	-	9,713	9,738	8,553
Total	19,377	37,630	34,548	48,655	140,210	37,381	81,217	258,808	263,372
Of which:
Secured	1,886	8,758	8,913	8,147	27,704	18,198	25,759	71,661	70,137
Unsecured	17,491	28,872	25,635	40,508	112,506	19,183	55,458	187,147	193,235
Total (4)	19,377	37,630	34,548	48,655	140,210	37,381	81,217	258,808	263,372

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions which are disclosed in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Includes structured notes issued to institutional investors and exchange-traded notes.
(3)	Includes credit card loan securitizations.
(4)

Total wholesale funding comprised Canadian-dollar-denominated funding totalling $53.0 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $205.8 billion as at April 30, 2025.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans and home equity line of credit (HELOC) securitizations, covered bonds, and Canadian and U.S. senior unsecured deposits.

Our wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2024 Annual Report. Please also see the Risk Management section.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank’s business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding may increase and our access to funding and capital through the wholesale markets could be constrained. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues.

TABLE 35

As at April 30, 2025
Rating agency (1)	Short-term debt	Senior debt (2)	Long-term deposits/legacy senior debt (3)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)

Credit ratings are not recommendations to purchase, hold or sell a financial obligation and do not address the market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

(2)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(3)

Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018 and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at April 30, 2025, we would be required to provide additional collateral to counterparties totalling $254 million, $561 million and $1,399 million, as a result of a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group Second Quarter Report 2025 37

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with OSFI’s LAR Guideline and is summarized in the following table. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended April 30, 2025 was 134%, equivalent to a surplus of $65.2 billion above the regulatory minimum. The LCR increased 6% from 128% in the prior quarter, due to a decrease in net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

TABLE 36
	For the quarter ended April 30, 2025
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	258.7

Cash Outflows

Retail deposits and deposits from small business customers, of which:	315.0	22.7
Stable deposits	144.6	4.3
Less stable deposits	170.4	18.4
Unsecured wholesale funding, of which:	321.6	141.2
Operational deposits (all counterparties) and deposits in networks of cooperative banks	157.4	38.9
Non-operational deposits (all counterparties)	141.5	79.6
Unsecured debt	22.7	22.7
Secured wholesale funding	*	25.4
Additional requirements, of which:	258.5	54.8
Outflows related to derivatives exposures and other collateral requirements	39.9	9.8
Outflows related to loss of funding on debt products	2.6	2.6
Credit and liquidity facilities	216.0	42.4
Other contractual funding obligations	0.6	-
Other contingent funding obligations	580.9	12.3
Total cash outflows	-	256.4

Cash Inflows

Secured lending (e.g., reverse repos)	167.6	28.4
Inflows from fully performing exposures	20.1	11.2
Other cash inflows	23.3	23.3
Total cash inflows	211.0	62.9

For the quarter ended April 30, 2025		Total adjusted value (4)
Total HQLA		258.7
Total net cash outflows		193.5
Liquidity Coverage Ratio (%) (2)		134

For the quarter ended January 31, 2025		Total adjusted value (4)
Total HQLA		259.5
Total net cash outflows		203.2
Liquidity Coverage Ratio (%)		128

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 61 business days in the second quarter of fiscal 2025.
(3)	Weighted values are calculated after the application of the weights prescribed under OSFI’s LAR Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps, as defined by the LAR Guideline.

38 BMO Financial Group Second Quarter Report 2025

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s LAR Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its on-balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 117% as at April 30, 2025, equivalent to a surplus of $113.8 billion above the regulatory minimum. The NSFR increased from 116% in the prior quarter, as lower available stable funding was more than offset by a decrease in required stable funding.

TABLE 37
	For the quarter ended April 30, 2025
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item

Capital:	-	-	-	97.2	97.2
Regulatory capital	-	-	-	97.2	97.2
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	236.3	66.9	38.5	63.5	371.7
Stable deposits	116.6	27.7	15.7	13.4	165.4
Less stable deposits	119.7	39.2	22.8	50.1	206.3
Wholesale funding:	316.7	281.3	61.0	101.3	279.5
Operational deposits	144.4	-	-	0.4	72.6
Other wholesale funding	172.3	281.3	61.0	100.9	206.9
Liabilities with matching interdependent assets	-	0.6	1.0	15.0	-
Other liabilities:	13.4	*	*	98.5	36.0
NSFR derivative liabilities	*	*	*	7.0	*
All other liabilities and equity not included in the above categories	13.4	54.7	1.5	35.3	36.0
Total ASF	*	*	*	*	784.4

Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	14.5
Deposits held at other financial institutions for operational purposes	-	0.2	-	-	0.1
Performing loans and securities:	195.4	218.4	68.3	353.5	522.9
Performing loans to financial institutions secured by Level 1 HQLA	-	101.2	2.3	-	3.5
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	32.0	59.9	8.8	18.4	61.8
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	124.9	38.0	33.9	170.2	286.0
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	13.8	16.7	22.9	138.2	126.4
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.8	16.7	22.9	138.2	126.4
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	24.7	2.6	0.4	26.7	45.2
Assets with matching interdependent liabilities	-	0.6	1.0	15.0	-
Other assets:	52.5	*	*	129.2	111.7
Physical traded commodities, including gold	11.3	*	*	*	9.6
Assets posted as initial margin for derivative contracts and contributions to default funds of central clearing parties	*	*	*	19.3	16.4
NSFR derivative assets	*	*	*	2.7	-
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	15.9	0.8
All other assets not included in the above categories	41.2	56.4	0.4	34.5	84.9
Off-balance sheet items	*	*	*	616.4	21.4
Total RSF	*	*	*	*	670.6
Net Stable Funding Ratio (%)	*	*	*	*	117

For the quarter ended January 31, 2025					Weighted Value (2)
Total ASF					800.3
Total RSF					688.7
Net Stable Funding Ratio (%)					116

*	Disclosure is not required under the NSFR disclosure standard.
(1)

Items in the no maturity column do not have a stated maturity. These may include, but are not limited to, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

BMO Financial Group Second Quarter Report 2025 39

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios incorporate assumptions for loan repayments, deposit withdrawals, credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may arise from both market volatility and credit rating downgrades, among other assumptions.

TABLE 38
									April 30, 2025
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Assets

Cash and cash equivalents	63,050	-	-	-	-	-	-	-	2,312	65,362
Interest bearing deposits with banks	2,756	379	67	2	1	10	-	-	-	3,215
Securities	5,169	6,968	11,857	8,015	8,173	34,699	77,932	188,741	58,471	400,025
Securities borrowed or purchased under resale agreements	94,342	16,618	6,293	1,574	660	-	-	-	-	119,487
Loans (1)
Residential mortgages	1,857	3,946	8,745	10,377	11,291	48,370	74,527	34,493	208	193,814
Consumer instalment and other personal	531	991	2,485	2,768	3,387	14,592	21,504	18,891	26,997	92,146
Credit cards	-	-	-	-	-	-	-	-	13,221	13,221
Business and government	11,416	16,229	19,241	15,518	16,885	59,816	102,775	33,824	105,779	381,483
Allowance for credit losses	-	-	-	-	-	-	-	-	(4,960)	(4,960)
Total loans, net of allowance	13,804	21,166	30,471	28,663	31,563	122,778	198,806	87,208	141,245	675,704
Other assets
Derivative instruments	5,819	7,375	4,444	4,286	3,269	6,472	10,302	7,759	-	49,726
Customers’ liability under acceptances	438	-	-	-	-	-	-	-	-	438
Receivable from brokers, dealers and clients	48,401	-	-	-	-	-	-	-	-	48,401
Other	3,498	1,278	409	29	20	15	10	7,672	64,980	77,911
Total other assets	58,156	8,653	4,853	4,315	3,289	6,487	10,312	15,431	64,980	176,476
Total assets	237,277	53,784	53,541	42,569	43,686	163,974	287,050	291,380	267,008	1,440,269

TABLE 39

									April 30, 2025
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Liabilities and Equity
Deposits (2) (3)	41,667	69,777	70,656	60,937	44,134	58,350	73,879	26,716	512,151	958,267
Other liabilities
Derivative instruments	6,594	9,442	6,383	5,607	3,467	6,698	9,949	9,587	-	57,727
Acceptances	438	-	-	-	-	-	-	-	-	438
Securities sold but not yet purchased (4)	53,422	-	-	-	-	-	-	-	-	53,422
Securities lent or sold under repurchase agreements (4)	104,107	11,474	703	-	985	1,680	-	-	-	118,949
Securitization and structured entities’ liabilities	25	2,207	151	2,315	198	2,882	10,150	34,008	-	51,936
Insurance-related liabilities	84	81	18	20	30	86	210	740	18,069	19,338
Payable to brokers, dealers and clients	48,732	-	-	-	-	-	-	-	-	48,732
Other	12,899	416	1,646	1,670	181	2,982	2,566	2,703	10,824	35,887
Total other liabilities	226,301	23,620	8,901	9,612	4,861	14,328	22,875	47,038	28,893	386,429
Subordinated debt	-	-	-	25	-	-	25	9,690	-	9,740
Total equity	-	-	-	-	-	-	-	-	85,833	85,833
Total liabilities and equity	267,968	93,397	79,557	70,574	48,995	72,678	96,779	83,444	626,877	1,440,269

(1)	Loans receivable on demand have been included under no specific maturity.
(2)	Deposits payable on demand and payable after notice have been included under no specific maturity.
(3)

Deposits totalling $28,685 million as at April 30, 2025, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	These are presented based on their earliest maturity date.

TABLE 40
									April 30, 2025
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	3,850	9,711	12,437	8,862	14,510	52,281	124,942	7,865	-	234,458
Letters of credit (2)	3,200	4,975	5,844	5,715	6,185	2,638	3,340	74	-	31,971
Backstop liquidity facilities	1,009	1,040	1,462	837	1,069	9,981	1,506	874	-	17,778
Other commitments (3)	55	84	130	221	143	453	807	333	-	2,226

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

40 BMO Financial Group Second Quarter Report 2025

TABLE 41
									October 31, 2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Assets

Cash and cash equivalents	62,827	-	-	-	-	-	-	-	2,271	65,098
Interest bearing deposits with banks	2,513	628	481	18	-	-	-	-	-	3,640
Securities	6,787	14,011	7,840	6,707	9,720	21,264	84,775	172,886	72,890	396,880
Securities borrowed or purchased under resale agreements	85,185	16,803	5,701	2,330	888	-	-	-	-	110,907
Loans (1)
Residential mortgages	1,683	3,284	6,413	6,653	9,252	52,489	77,867	33,227	212	191,080
Consumer instalment and other personal	581	974	1,703	1,827	2,671	14,815	24,595	18,830	26,691	92,687
Credit cards	-	-	-	-	-	-	-	-	13,612	13,612
Business and government	8,647	14,418	16,461	19,448	21,828	63,613	105,740	32,444	102,394	384,993
Allowance for credit losses	-	-	-	-	-	-	-	-	(4,356)	(4,356)
Total loans, net of allowance	10,911	18,676	24,577	27,928	33,751	130,917	208,202	84,501	138,553	678,016
Other assets
Derivative instruments	5,573	7,996	7,211	2,482	1,660	6,365	8,374	7,592	-	47,253
Customers’ liability under acceptances	359	-	-	-	-	-	-	-	-	359
Receivable from brokers, dealers and clients	31,916	-	-	-	-	-	-	-	-	31,916
Other	3,847	1,012	948	31	14	13	13	7,717	61,983	75,578
Total other assets	41,695	9,008	8,159	2,513	1,674	6,378	8,387	15,309	61,983	155,106
Total assets	209,918	59,126	46,758	39,496	46,033	158,559	301,364	272,696	275,697	1,409,647

TABLE 42

									October 31, 2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Liabilities and Equity

Deposits (2) (3)	47,637	74,759	69,479	68,110	48,835	51,789	87,297	25,602	508,932	982,440
Other liabilities
Derivative instruments	6,769	10,541	10,828	3,311	2,160	6,470	9,112	9,112	-	58,303
Acceptances	359	-	-	-	-	-	-	-	-	359
Securities sold but not yet purchased (4)	35,030	-	-	-	-	-	-	-	-	35,030
Securities lent or sold under repurchase agreements (4)	99,364	7,777	721	106	1,016	1,807	-	-	-	110,791
Securitization and structured entities’ liabilities	44	981	1,072	2,183	152	4,353	9,913	21,466	-	40,164
Insurance-related liabilities	93	89	18	18	30	83	195	701	17,543	18,770
Payable to brokers, dealers and clients	34,407	-	-	-	-	-	-	-	-	34,407
Other	12,409	2,968	805	144	1,611	2,492	4,058	2,799	9,434	36,720
Total other liabilities	188,475	22,356	13,444	5,762	4,969	15,205	23,278	34,078	26,977	334,544
Subordinated debt	-	-	-	-	-	25	25	8,327	-	8,377
Total equity	-	-	-	-	-	-	-	-	84,286	84,286
Total liabilities and equity	236,112	97,115	82,923	73,872	53,804	67,019	110,600	68,007	620,195	1,409,647

(1)	Loans receivable on demand have been included under no specific maturity.
(2)	Deposits payable on demand and payable after notice have been included under no specific maturity.
(3)

Deposits totalling $29,136 million as at October 31, 2024, have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	These are presented based on their earliest maturity date.

TABLE 43
									October 31, 2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No specific maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	3,720	5,220	10,229	16,052	16,284	47,054	130,664	7,048	-	236,271
Letters of credit (2)	2,109	5,235	6,113	6,761	6,163	2,310	3,689	36	-	32,416
Backstop liquidity facilities	283	213	213	3,408	1,132	3,047	9,110	818	-	18,224
Other commitments (3)	30	78	94	87	187	399	486	98	-	1,459

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

Caution

This Liquidity and Funding Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2025 41

Glossary of Financial Terms

Adjusted Earnings and Measures are non-GAAP and exclude certain specified items from revenue, non-interest expense, provision for credit losses and income taxes that may not be reflective of ongoing business performance. Management considers both reported and adjusted results to be useful in assessing underlying ongoing performance, as set out in the Non-GAAP and Other Financial Measures section.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Allowance for Credit Losses on Impaired Loans Ratio is calculated as the allowance for credit losses on impaired loans as a percentage of gross impaired loans and acceptances.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over the period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the issuer’s bank for a fee and can be traded in the money market.

Basis Point is one one-hundredth of a percentage point.

Book Value per Share represents common shareholders’ equity divided by the number of common shares at the end of a period.

Collateral is assets pledged as security to secure loans or other obligations.

Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche offers different terms, interest rates, and risks.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity, including applicable contractual service margin, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Contractual Service Margin (CSM) represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services provided.

Credit Valuation Adjustment (CVA) represents fair value adjustments to capture counterparty credit risk in our derivative valuations.

Derivatives are contracts, requiring no or little initial investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is calculated by dividing dividends per share by basic earnings per share.

Dividend Yield is calculated as dividends per common share divided by the closing share price.

Earnings per Share (EPS) is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Effective Tax Rate is a percentage calculated as provision for income taxes divided by income before provision for income taxes.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is a percentage calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups).

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross Impaired Loans and Acceptances (GIL) is calculated as the credit impaired balance of loans and customers’ liability under acceptances.

Gross Impaired Loans and Acceptances (GIL) Ratio is calculated as gross impaired loans and acceptances as a percentage of gross loans and acceptances.

Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

High-Quality Liquid Assets (HQLA) are cash or assets that can be converted into cash with little or no loss in value to meet short-term liquidity needs.

Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.

Insurance Investment Results represent net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.

Insurance Service Results represent insurance revenue, insurance service expenses and reinsurance results.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio is a Basel III regulatory measure calculated as Tier 1 Capital divided by LE, in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Liquidity and Funding Risk is the potential risk that we are unable to meet our financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario, in accordance with guidelines issued by OSFI.

42 BMO Financial Group Second Quarter Report 2025

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Mark-to-Market represents the valuation of financial instruments at fair value as of the balance sheet date.

Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income, and trading and insurance average assets is calculated in the same manner, excluding trading-related interest income, and trading and insurance earning assets.

Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (CAR) Guideline.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments comprises a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between the growth rates of revenue and non-interest expense.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.

Provision for Credit Losses (PCL) Ratio is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity.

Risk-Weighted Assets (RWA) are on- and off-balance sheet exposures adjusted by a regulatory risk-weighted factor to a comparable risk level, in accordance with guidelines issued by OSFI.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows based on notional amounts over a specified period.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares, limited recourse capital notes and other qualifying capital instruments issued by a subsidiary to third parties.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital comprises Tier 1 and Tier 2 Capital.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions, in accordance with guidelines issued by OSFI.

Total Loss Absorbing Capacity (TLAC) Ratio is calculated as TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio is calculated as TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading-Related Revenue comprises net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

BMO Financial Group Second Quarter Report 2025 43

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2024 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 28, 2025, at 8:00 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until June 25, 2025, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9180754#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase
Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 9th Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2024 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2024 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

68 BMO Financial Group Second Quarter Report 2025